Dreyfus Premier International Equity Fund

ANNUAL REPORT September 30, 2007



Dreyfus
A BNY Mellon Company℠

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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Not FDIC-Insured • Not Bank-Guaranteed • May Lose Value

Contents



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Premier International Equity Fund, covering the 12-month period from October 1, 2006, through September 30, 2007.

After an extended period of steady gains, turmoil in U.S. credit markets over the summer of 2007 led to heightened volatility in international equity markets. Nonetheless, fundamentals in the global economy have remained relatively robust, and recent rate cuts in the United States in August and September helped spark a rebound in many international equity markets by the end of the reporting period.

While we expect the global expansion to continue, it probably will do so at a slower rate as U.S. consumer spending moderates and some high-flying emerging markets, notably China, take steps to reduce unsustainably high growth rates. However, the U.S. dollar has continued to decline dramatically against most major currencies, making investments denominated in foreign currencies more valuable. We expect this trend to persist, as a stubborn U.S. trade deficit and stronger economic growth in overseas markets continue to attract global capital away from U.S. markets and toward those with higher potential returns. These factors may lead to new opportunities and challenges in international equity markets. Since each investor's situation is unique, we encourage you to talk about these investment matters with your financial advisor, who can help you make the right asset allocation adjustments for your portfolio.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
October 15, 2007



DISCUSSION OF FUND PERFORMANCE

For the period of October 1, 2006, through September 30, 2007, as provided by William S. Patzer, Portfolio Manager

Fund and Market Performance Overview

International stock markets rallied throughout the reporting period, interrupted only by a bout of heightened volatility during the summer of 2007 stemming from credit concerns that originated in the U.S. subprime mortgage market and impacted financial stocks globally. The markets' advance was fueled primarily by robust global economic growth, infrastructure construction in the emerging markets and mergers-and-acquisitions activity in Europe. The fund's performance was driven by favorable security selections in a number of markets, most notably Switzerland, Finland and Belgium.

For the 12-month period ended September 30, 2007, Dreyfus Premier International Equity Fund produced total returns of 23.80% for Class A shares, 22.79% for Class B shares, 22.85% for Class C shares, 24.12% for Class I shares and 23.32% for Class T shares.[1] In comparison, the fund's benchmark, the Morgan Stanley Capital International Europe, Australasia and Far East Index ("MSCI EAFE Index"), which is not subject to fees and expenses like a mutual fund, produced a total return of 24.86% for the same period.[2]

On a separate note, William S. Patzer became the fund's primary portfolio manager on August 8, 2007.

The Fund's Investment Approach

The fund seeks long-term growth of capital. The fund normally invests at least 80% of assets in shares of companies located in the foreign countries represented in the MSCI EAFE Index and Canada, and may also invest up to 25% of assets in securities of issuers located in emerging market countries.

The fund invests in stocks that appear to be undervalued as measured by their price/earnings ratios, and that may have value and/or growth characteristics. We employ a bottom-up investment approach, which emphasizes individual stock selection. Our stock selection process is designed to produce a diversified portfolio that, relative to the MSCI EAFE Index, has a below-average price/earnings ratio and an above-average earnings growth trend.

International Equity Markets Advanced in a Robust Global Economy

As they have for some time, international stock markets generally produced higher returns than were available in the United States. Robust economic growth in most regions of the world has helped support earnings growth for companies in a variety of industry groups. Persistently robust construction activity in the emerging markets, particularly China and India, has produced steady demand for basic materials and construction services. Meanwhile, corporate restructuring and heightened levels of mergers-and-acquisitions activity put upward pressure on stock prices in the developed markets of Europe. Japan represented one of the few weak spots among the global markets, as investors continued to wait for a sustainable economic recovery to begin in a nation that has struggled to reform its financial system.

International markets encountered heightened volatility in July and August, due to a credit crisis in U.S. fixed-income markets. Faced with the prospect of economic fallout and under intense political and market pressure, central bankers were compelled to expand liquidity. The Federal Reserve Bank cut the discount rate twice in the third quarter and markets rallied. In addition, international financial markets were supported during the reporting period by a weakening U.S. dollar, which caused global investment capital to flow toward investments denominated in stronger currencies.

Our "Bottom-Up" Security Selection Process Produced Generally Favorable Results

The fund achieved particularly strong relative performance in certain European markets. For example, UK metals and mining company, Xstrata, soared as the price of copper, zinc and nickel rose. The Belgian brewer InBev NV expanded its sales efforts to Latin America and in the Asia Pacific region and Finnish industrial companies Rautaruukki Oyj and KCI Konecranes Oyj participated in the strength of global construction markets. From a market sector standpoint, the fund received especially strong contributions from the materials and telecommunications areas. In addition, a number of the fund's top performers were industrial companies, including Japan's Komatsu Ltd., Germany's Man AG and Sweden's Volvo AB. Finally, winners in the consumer staples sector included Switzerland-based food giant Nestle SA, which succeeded in opening new markets for high-quality chocolate in the emerging markets.

Laggards during the reporting period were concentrated mainly in the financials and consumer discretionary sectors, which suffered amid declines in U.S. housing markets and consumer spending. Credit concerns hurt the share prices of financial companies such as Royal Bank of Scotland Group PLC in the United Kingdom and Orix Corp. and Sumitomo Trust & Banking Co. in Japan. Among consumer discretionary companies, Japan's Sony Corp. encountered competitive pressures in its video game console business, and U.K. developer Barratt Developments PLC struggled in a softening local real estate market.

Adding to the volatility of the period, what is referred to as the "quant meltdown" occurred when major hedge funds liquidated positions in mid-August. During the period of August 8 through August 10, stocks that were rated highly in our models underperformed and those that ranked poorly outperformed. Factors such as valuation and momentum, which have been strong indicators of positive alpha, had negative attribution to the relative return. Our strategy did add value in the weak period prior to the event and in the very strong market after the blow-up.

The Global Outlook Remains Bright

We have seen little evidence that weakness in the U.S. economy is likely to spread to international markets. In fact, interest rates are relatively low in many overseas markets, and demand remains strong, particularly in the emerging markets, suggesting that the global economic expansion is likely to continue over the foreseeable future. Our bottom-up investment process has continued to find ample opportunities in this environment, especially in the industrials area. However, as of the reporting period's end, we have found relatively few financial stocks that meet our investment criteria.

October 15, 2007

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figures provided reflect the absorption of certain fund expenses by The Dreyfus Corporation and The Boston Company Asset Management, LLC. Had these expenses not been absorbed, returns would have been lower.*

[2] *SOURCE: LIPPER INC. – Reflects reinvestment of net dividends and, where applicable, capital gain distributions. The Morgan Stanley Capital International Europe, Australasia, Far East (MSCI EAFE) Index is an unmanaged index composed of a sample of companies representative of the market structure of European and Pacific Basin countries. Returns are calculated on a month-end basis.*

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Premier International Equity Fund Class A shares, Class B shares, Class C shares, Class I shares and Class T shares and the Morgan Stanley Capital International Europe Australasia Far East Index

† *Source: Lipper Inc.*
Past performance is not predictive of future performance.
The above graph compares a $10,000 investment made in Class A, Class B, Class C, Class I and Class T shares of Dreyfus Premier International Equity Fund on 9/30/97 to a $10,000 investment made in the Morgan Stanley Capital International Europe Australasia Far East Index (the "Index") on that date. Performance for each share class will vary from the performance of the fund's other share classes due to differences in charges and expenses. All dividends and capital gain distributions are reinvested.

Prior to 8/1/07, the fund invested its assets in a "master portfolio" that had the same investment objective and policies as the fund. This master/feeder arrangement was terminated on 8/1/07 and the fund operates as a stand alone fund. Performance information represents the performance of the predecessor master portfolio (and its predecessor fund) and the expenses of the master portfolio's predecessor fund through January 31, 2003 and the fund's performance and expense structure thereafter. The master portfolio's predecessor fund contributed all of its assets to the master portfolio before the fund commenced investment operations on 2/1/03. 12/8/88 represents the inception date of the master portfolio's unregistered predecessor fund.

The fund's performance shown in the line graph takes into account the maximum initial sales charges on Class A and Class T shares and all other applicable fees and expenses on all classes. The Index is an unmanaged index composed of a sample of companies representative of the market structure of European and Pacific Basin countries. The Index does not take into account charges, fees and other expenses which can contribute to the Index potentially outperforming or underperforming the fund. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

Average Annual Total Returns *as of 9/30/07*

	1 Year	5 Years	10 Years
Class A shares			
with maximum sales charge (5.75%)	**16.70%**	**23.08%**	**10.87%**
without sales charge	**23.80%**	**24.54%**	**11.53%**
Class B shares			
with applicable redemption charge †	**18.79%**	**23.62%**	**11.53%**
without redemption	**22.79%**	**23.79%**	**11.53%**
Class C shares			
with applicable redemption charge ††	**21.85%**	**23.78%**	**11.19%**
without redemption	**22.85%**	**23.78%**	**11.19%**
Class I shares	**24.12%**	**24.97%**	**11.72%**
Class T shares			
with applicable sales charge (4.5%)	**17.76%**	**23.20%**	**10.93%**
without sales charge	**23.32%**	**24.35%**	**11.45%**

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. Performance for Class B shares assumes the conversion of Class B shares to Class A shares at the end of the sixth year following the date of purchase.

† *The maximum contingent deferred sales charge for Class B shares is 4%. After six years Class B shares convert to Class A shares.*

†† *The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier International Equity Fund from April 1, 2007 to September 30, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended September 30, 2007

	Class A	Class B	Class C	Class I	Class T
Expenses paid per $1,000†	$ 6.19	$ 10.54	$ 10.28	$ 4.74	$ 8.63
Ending value (after expenses)	$1,075.40	$1,070.70	$1,071.20	$1,076.80	$1,072.70

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended September 30, 2007

	Class A	Class B	Class C	Class I	Class T
Expenses paid per $1,000†	$ 6.02	$ 10.25	$ 10.00	$ 4.61	$ 8.39
Ending value (after expenses)	$1,019.10	$1,014.89	$1,015.14	$1,020.51	$1,016.75

† *Expenses are equal to the fund's annualized expense ratio of 1.19% for Class A, 2.03% for Class B, 1.98% for Class C, .91% for Class I and 1.66% for Class T; multiplied by the average account value over the period, multiplied by 183/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

September 30, 2007

Common Stocks–94.5%	Shares	Value ($)
Australia–4.6%		
AMP	224,810	2,102,692
ASX	51,900	2,475,513
BHP Billiton	160,500	6,345,154
Coca-Cola Amatil	175,930	1,405,082
Commonwealth Bank of Australia	82,800	4,143,352
Seven Network	89,100	1,035,782
		17,507,575
Austria–.7%		
OMV	19,100	1,275,758
Voestalpine	16,260	1,405,413
		2,681,171
Belgium–2.8%		
Delhaize Group	25,970	2,489,156
InBev	60,540	5,488,292
KBC Groep	19,700	2,710,906
		10,688,354
Denmark–1.3%		
Carlsberg, Cl. B	16,000	2,185,533
Danske Bank	65,800	2,671,854
		4,857,387
Finland–3.1%		
Konecranes	47,500	1,911,206
Metso	19,400	1,336,472
Neste Oil	32,500	1,189,926
Nokia	128,200	4,874,825
Rautaruukki	41,700	2,527,165
		11,839,594
France–9.5%		
Air France-KLM	31,400	1,154,131
BNP Paribas	50,900	5,571,222
Bouygues	40,200	3,468,331
Cap Gemini	30,600	1,886,327
Lafarge	6,950	1,077,024
Sanofi-Aventis	40,200	3,404,687
Scor	41,530	1,113,011
Societe Generale	21,200	3,558,356

Common Stocks (continued)	Shares	Value ($)
France (continued)		
Suez	43,000	2,532,966
Total	51,500	4,188,373
Vinci SA	42,100	3,289,988
Vivendi	120,800	5,099,992
		36,344,408
Germany—7.1%		
BASF	21,600	2,988,384
Bayerische Motoren Werke	28,100	1,812,775
Deutsche Bank	29,500	3,802,815
E.ON	29,800	5,511,035
MAN	20,700	3,012,966
Merck	13,900	1,677,243
MTU Aero Engines Holding	21,300	1,297,234
Salzgitter	5,570	1,094,274
Siemens	17,500	2,406,667
ThyssenKrupp	59,100	3,764,585
		27,367,978
Greece—.8%		
Coca-Cola Hellenic Bottling	31,400	1,813,826
National Bank of Greece	20,500	1,306,990
		3,120,816
Hong Kong—.8%		
Esprit Holdings	67,000	1,064,614
Wharf Holdings	372,900	1,832,763
		2,897,377
Ireland—1.3%		
Allied Irish Banks	104,500	2,533,822
CRH	62,700	2,459,298
		4,993,120
Italy—3.1%		
Banca Popolare di Milano	61,900	912,015
Enel	275,500	3,121,953
ENI	121,100	4,494,303
Fiat	37,700	1,144,258
Prysmian	39,820 [a]	1,135,337
UniCredito Italiano	143,900	1,231,467
		12,039,333

Common Stocks (continued)	Shares	Value ($)
Japan−18.5%		
Aisin Seiki	32,800	1,310,572
Canon	2,600	141,911
Chiba Bank	227,700	1,760,153
Diamond Lease	28,880	957,848
KDDI	364	2,699,700
Kenedix	1,429	2,487,922
Komatsu	161,800	5,436,762
Makita	58,800	2,579,778
Marubeni	154,400	1,416,649
Mitsubishi	70,900	2,246,581
Mitsui & Co.	149,200	3,623,661
Mitsui OSK Lines	172,600	2,796,158
NEC Electronics	34,700 [a]	996,823
Nikon	89,700	3,084,353
Nintendo	8,500	4,424,810
Nippon Steel	256,500	1,846,577
Nippon Telegraph & Telephone	336	1,570,681
Olympus	44,700	1,836,640
Seven & I Holdings	38,300	985,214
Sony	72,000	3,491,099
SUMCO	57,800	2,354,768
Sumitomo Electric Industries	76,200	1,213,893
Sumitomo Metal Industries	571,500	3,333,232
Sumitomo Trust & Banking	266,200	2,013,735
Takeda Pharmaceutical	57,300	4,030,329
TDK	23,000	2,018,194
Tokyo Electron	24,400	1,546,307
Toyo Suisan Kaisha	58,800	1,105,619
Toyota Motor	94,100	5,553,845
Urban	113,400	1,839,079
		70,702,893
Netherlands−3.7%		
ASML Holding	73,800 [a]	2,447,317
Fugro	21,100	1,713,304
ING Groep	138,400	6,145,060
Koninklijke DSM	43,700	2,359,164

Common Stocks (continued)	Shares	Value ($)
Netherlands (continued)		
Royal KPN	80,300	1,393,853
		14,058,698
Norway−1.2%		
DNB NOR	105,800	1,621,298
Orkla	169,600	3,026,383
		4,647,681
Singapore−.8%		
DBS Group Holdings	198,000	**2,879,612**
Spain−3.5%		
ACS-Actividades de Construccion y Servicios	55,000	3,035,880
Banco Santander	142,800	2,776,099
Mapfre	193,900	876,694
Repsol	48,100	1,718,556
Telefonica	141,700	3,967,355
Union Fenosa	18,820	1,113,715
		13,488,299
Sweden−2.6%		
Nordea Bank	146,500	2,552,669
Sandvik	90,500	1,941,292
Skandinaviska Enskilda Banken, Cl. A	118,600	3,855,190
Svenska Cellulosa, Cl. B	83,100	1,550,469
		9,899,620
Switzerland−8.2%		
Baloise-Holding	17,500	1,771,352
Credit Suisse Group	70,300	4,669,350
Nestle	18,200	8,178,896
Roche Holding	26,800	4,861,213
Swatch Group	9,800	3,216,704
Swiss Reinsurance	45,100	4,018,620
Zurich Financial Services	16,200	4,861,531
		31,577,666
United Kingdom−19.6%		
Aviva	139,330	2,092,054
BAE Systems	113,800	1,146,791
Barclays	218,300	2,659,882
Barratt Developments	74,490	1,129,616
BP	353,700	4,107,029

Common Stocks (continued)	Shares	Value ($)
United Kingdom (continued)		
British Airways	346,500 [a]	2,728,769
BT Group	524,800	3,296,545
Charter	79,350 [a]	1,898,534
Dairy Crest Group	81,300	1,054,995
Enterprise Inns	142,000	1,702,136
Firstgroup	85,500	1,188,165
GKN	198,200	1,431,140
Greene King	81,000	1,454,632
HBOS	299,100	5,536,905
International Power	565,700	5,206,340
National Grid	232,100	3,705,073
Next	28,170	1,135,320
Prudential	81,000	1,238,945
Reckitt Benckiser	34,600	2,042,530
Royal Bank of Scotland Group	500,100	5,350,598
Royal Dutch Shell, Cl. A	32,500	1,346,244
Royal Dutch Shell, Cl. B	170,900	7,035,531
SABMiller	90,300	2,564,286
Shire	56,200	1,378,096
SSL International	126,000	1,110,330
Tesco	126,700	1,135,371
Vodafone Group	1,007,000	3,636,646
WPP Group	82,690	1,118,292
Xstrata	89,500	5,871,117
		75,301,912
United States—1.3%		
iShares MSCI EAFE Index Fund	59,580	**4,920,712**
Total Common Stocks		
(cost $304,854,495)		**361,814,206**
Preferred Stocks—1.9%		
Germany		
Fresenius	50,300	3,915,010
Porsche	1,530	3,250,947
Total Preferred Stocks		
(cost $5,062,970)		**7,165,957**

Other Investment−1.3%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $5,200,000)	5,200,000 b	**5,200,000**
Total Investments (cost $315,117,465)	**97.7%**	**374,180,163**
Cash and Receivables (Net)	**2.3%**	**8,778,207**
Net Assets	**100.0%**	**382,958,370**

a   *Non-income producing security.*
b   *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
Financial	24.2	Health Care	5.8
Industrial	11.3	Information Technology	5.4
Consumer Discretionary	10.6	Telecommunication Services	5.2
Materials	9.6	Others	1.3
Consumer Staples	8.7	Banks	1.4
Energy	6.7	Index	1.3
Utilities	6.2		**97.7**

†   *Based on net assets.*
See notes to financial statements.

STATEMENT OF FINANCIAL FUTURES

September 30, 2007

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation at 9/30/2007 ($)
Financial Futures Long				
MSCI Pan Euro	195	7,103,402	December 2007	3,084
Topix	16	2,261,937	December 2007	97,000
				100,084

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

September 30, 2007

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments:		
Unaffiliated issuers	309,917,465	368,980,163
Affiliated issuers	5,200,000	5,200,000
Cash		300,949
Cash denominated in foreign currencies	3,747,149	3,822,065
Due from broker		470,000[a]
Receivable for investment securities sold		11,235,558
Receivable for shares of Beneficial Interest subscribed		1,315,652
Dividends and interest receivable		957,587
Unrealized appreciation on forward currency exchange contracts–Note 4		1,652
Prepaid expenses		37,916
		392,321,542
Liabilities ($):		
Due to The Boston Company Asset Management, LLC and affiliates–Note 3(c)		273,677
Due to Administrator–Note 3(a)		63,688
Payable for investment securities purchased		7,571,194
Payable for shares of Beneficial Interest redeemed		1,233,598
Unrealized depreciation on forward currency exchange contracts–Note 4		51,689
Payable for futures variation margin–Note 4		35,555
Accrued expenses		133,771
		9,363,172
Net Assets ($)		**382,958,370**
Composition of Net Assets ($):		
Paid-in capital		297,058,311
Accumulated undistributed investment income–net		4,073,397
Accumulated net realized gain (loss) on investments		22,569,170
Accumulated net unrealized appreciation (depreciation) on investments and foreign currency transactions (including $100,084 net unrealized appreciation on financial futures)		59,257,492
Net Assets ($)		**382,958,370**

Net Asset Value Per Share

	Class A	Class B	Class C	Class I	Class T
Net Assets ($)	286,372,850	13,589,546	66,101,674	15,514,724	1,379,576
Shares Outstanding	5,872,770	284,136	1,382,588	313,453	28,345
Net Asset Value Per Share ($)	**48.76**	**47.83**	**47.81**	**49.50**	**48.67**

[a] *Represents collateral for open financial futures position.*
See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended September 30, 2007

Investment Income ($):	
Income:	
Cash dividends (net of $65,375 foreign taxes withheld at source):	
Unaffiliated issuers	1,441,643
Affiliated issuers	62,668
Interest Income	6,513
Net investment income allocated from Portfolio:	
Cash dividends (net of $746,467 foreign taxes withheld at source):	
Unaffiliated issuers	6,474,511
Affiliated issuers	153,767
Interest Income	77,301
Expenses	(1,819,135)
Total Income	**6,397,268**
Expenses:	
Investment advisory fee–Note 3(a)	500,830
Administration fees–Note 3(a)	324,480
Shareholder servicing costs–Note 3(c)	1,111,663
Distribution fees–Note 3(b)	615,167
Professional fees	94,996
Registration fees	87,035
Prospectus and shareholders' reports	23,865
Custodian fees–Note 3(c)	40,000
Trustees' fees and expenses–Note 3(d)	27,256
Miscellaneous	12,365
Total Expenses	**2,837,657**
Less–reduction in expenses due to undertaking–Note 3(a)	(161,528)
Less–reimbursement of fund operating expenses–Note 3(a)	(38,852)
Net Expenses	**2,637,277**
Investment Income–Net	**3,759,991**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments and foreign currency transactions	7,556,534
Net realized gain (loss) on forward currency exchange contracts	(31,662)
Net realized gain (loss) on financial futures	122,715
Net realized gain (loss) on investments allocated from Portfolio	16,527,570
Net Realized Gain (Loss)	**24,175,157**
Net unrealized appreciation (depreciation) on investments, forward currency exchange contracts and foreign currency transactions (including $100,084 net unrealized appreciation on financial futures)	2,022,560
Net unrealized appreciation (depreciation) on investments allocated from Portfolio	29,167,513
Net Unrealized Appreciation (Depreciation)	**31,190,073**
Net Realized and Unrealized Gain (Loss) on Investments	**55,365,230**
Net Increase in Net Assets Resulting from Operations	**59,125,221**

† *See Note 5 Reorganization*
See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended September 30,	
	2007[a]	2006
Operations ($):		
Investment income–net	3,759,991	1,277,619
Net realized gain (loss) on investments	24,175,157	3,583,822
Net unrealized appreciation (depreciation) on investments	31,190,073	10,019,309
Net Increase (Decrease) in Net Assets Resulting from Operations	**59,125,221**	**14,880,750**
Dividends to Shareholders from ($):		
Investment income–net:		
Class A shares	(1,144,442)	(22,829)
Class B shares	(12,479)	–
Class C shares	(120,805)	(5,154)
Class I shares	(74,799)	(45)
Class T shares	(3,128)	–
Net realized gain on investments:		
Class A shares	(1,799,567)	(132,227)
Class B shares	(142,388)	(39,262)
Class C shares	(663,681)	(162,064)
Class I shares	(104,672)	(194)
Class T shares	(8,285)	(3,006)
Total Dividends	**(4,074,246)**	**(364,781)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Class A shares	185,061,112	115,893,246
Class B shares	2,661,160	9,390,462
Class C shares	16,599,083	44,161,529
Class I shares	6,635,231	8,546,763
Class T shares	699,355	695,492

	Year Ended September 30,	
	2007[a]	2006
Beneficial Interest Transactions ($) (continued):		
Dividends reinvested:		
Class A shares	2,170,654	109,287
Class B shares	108,606	30,641
Class C shares	383,843	122,624
Class I shares	163,398	239
Class T shares	10,065	2,211
Due from Advisor	–	697
Cost of shares redeemed:		
Class A shares	(62,977,721)	(9,194,496)
Class B shares	(4,121,594)	(2,751,832)
Class C shares	(14,713,203)	(5,890,420)
Class I shares	(2,289,165)	(1)
Class T shares	(314,188)	(419,209)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**130,076,636**	**160,697,233**
Total Increase (Decrease) in Net Assets	**185,127,611**	**175,213,202**
Net Assets ($):		
Beginning of Period	197,830,759	22,617,557
End of Period	**382,958,370**	**197,830,759**
Undistributed investment income–net	4,073,397	1,291,768

	Year Ended September 30,	
	2007[a]	2006
Capital Share Transactions:		
Class A[b]		
Shares sold	4,094,545	3,049,391
Shares issued for dividends reinvested	49,774	3,139
Shares redeemed	(1,374,519)	(245,655)
Net Increase (Decrease) in Shares Outstanding	**2,769,800**	**2,806,875**
Class B[b]		
Shares sold	61,818	257,627
Shares issued for dividends reinvested	2,523	892
Shares redeemed	(92,193)	(73,634)
Net Increase (Decrease) in Shares Outstanding	**(27,852)**	**184,885**
Class C		
Shares sold	388,163	1,241,520
Shares issued for dividends reinvested	8,923	3,570
Shares redeemed	(327,972)	(161,356)
Net Increase (Decrease) in Shares Outstanding	**69,114**	**1,083,734**
Class I		
Shares sold	144,890	214,165
Shares issued for dividends reinvested	3,699	7
Shares redeemed	(50,147)	–
Net Increase (Decrease) in Shares Outstanding	**98,442**	**214,172**
Class T		
Shares sold	15,515	18,411
Shares issued for dividends reinvested	231	64
Shares redeemed	(6,944)	(11,246)
Net Increase (Decrease) in Shares Outstanding	**8,802**	**7,229**

[a] *Effective June 1, 2007, the fund redesignated Class R shares to Class I shares.*
[b] *During the period ended September 30, 2007, 21,983 Class B shares representing $992,688 were automatically converted to 21,627 Class A shares and during the period ended September 30, 2006, 14,287 Class B shares representing $535,070 were automatically converted to 14,105 Class A shares.*
See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

			Year Ended September 30,		
Class A Shares	2007	2006	2005	2004	2003[a]
Per Share Data ($):					
Net asset value, beginning of period	40.05	34.14	26.23	21.15	17.16
Investment Operations:					
Investment income–net[b]	.63	.59	.38	.25	.12
Net realized and unrealized gain (loss) on investments	8.81	5.58	7.61	5.15	3.87
Total from Investment Operations	9.44	6.17	7.99	5.40	3.99
Distributions:					
Dividends from investment income–net	(.28)	(.04)	(.07)	(.12)	–
Dividends from net realized gain on investments	(.45)	(.22)	(.01)	(.20)	–
Total Distributions	(.73)	(.26)	(.08)	(.32)	–
Net asset value, end of period	48.76	40.05	34.14	26.23	21.15
Total Return (%)[c]	23.80	18.16	30.50	25.71	23.25[d]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets[e]	1.27	1.38	3.12	8.92	130.43[d]
Ratio of net expenses to average net assets[e]	1.19	1.28	1.50	1.44	.99[d]
Ratio of net investment income to average net assets[e]	1.37	1.55	1.15	.97	.62[d]
Portfolio Turnover Rate	18.76[d,f]	–	–	–	–
Net Assets, end of period ($ X 1,000)	286,373	124,283	10,107	561	9

[a] From February 1, 2003 (commencement of operations) to September 30, 2003.
[b] Based on average shares outstanding at each month end.
[c] Exclusive of sales charge.
[d] Not annualized.
[e] For the period from October 1, 2006 to July 31, 2007 and for the fiscal years ended September 30, 2003-2006, the ratios include the fund's share of The Boston Company International Core Equity Portfolio's (the "Portfolio") allocated expenses.
[f] For the period from October 1, 2006 to July 31, 2007, the fund invested exclusively in the Portfolio under a master/feeder organizational structure that was terminated on August 1, 2007. On that date, the fund withdrew entirely from the Portfolio and received the Portfolio's securities and cash in exchange for its interest in the Portfolio. Effective August 1, 2007, the fund began investing directly in the securities in which the Portfolio had invested. Portfolio turnover represents investment activity of the fund.

See notes to financial statements.

Class B Shares	Year Ended September 30,				
	2007	2006	2005	2004	2003[a]
Per Share Data ($):					
Net asset value, beginning of period	39.40	33.79	26.09	21.14	17.16
Investment Operations:					
Investment income—net[b]	.19	.25	.14	.05	.03
Net realized and unrealized gain (loss) on investments	8.73	5.58	7.57	5.16	3.95
Total from Investment Operations	8.92	5.83	7.71	5.21	3.98
Distributions:					
Dividends from investment income—net	(.04)	–	–	(.06)	–
Dividends from net realized gain on investments	(.45)	(.22)	(.01)	(.20)	–
Total Distributions	(.49)	(.22)	(.01)	(.26)	–
Net asset value, end of period	47.83	39.40	33.79	26.09	21.14
Total Return (%)[c]	22.79	17.25	29.56	24.82	23.19[d]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets[e]	2.06	2.18	3.93	9.67	130.93[d]
Ratio of net expenses to average net assets[e]	2.00	2.03	2.25	2.09	1.49[d]
Ratio of net investment income to average net assets[e]	.43	.68	.44	.22	.13[d]
Portfolio Turnover Rate	18.76[d,f]	–	–	–	–
Net Assets, end of period ($ X 1,000)	13,590	12,292	4,295	840	43

[a] *From February 1, 2003 (commencement of operations) to September 30, 2003.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
[e] *For the period from October 1, 2006 to July 31, 2007 and for the fiscal years ended September 30, 2003-2006, the ratios include the fund's share of The Boston Company International Core Equity Portfolio's (the "Portfolio") allocated expenses.*
[f] *For the period from October 1, 2006 to July 31, 2007, the fund invested exclusively in the Portfolio under a master/feeder organizational structure that was terminated on August 1, 2007. On that date, the fund withdrew entirely from the Portfolio and received the Portfolio's securities and cash in exchange for its interest in the Portfolio. Effective August 1, 2007, the fund began investing directly in the securities in which the Portfolio had invested. Portfolio turnover represents investment activity of the fund.*
See notes to financial statements.

Class C Shares	Year Ended September 30,				
	2007	2006	2005	2004	2003[a]
Per Share Data ($):					
Net asset value, beginning of period	39.40	33.80	26.15	21.14	17.16
Investment Operations:					
Investment income−net[b]	.23	.25	.16	.05	.03
Net realized and unrealized gain (loss) on investments	8.71	5.58	7.54	5.16	3.95
Total from Investment Operations	8.94	5.83	7.70	5.21	3.98
Distributions:					
Dividends from investment income−net	(.08)	(.01)	(.04)	–	–
Dividends from net realized gain on investments	(.45)	(.22)	(.01)	(.20)	–
Total Distributions	(.53)	(.23)	(.05)	(.20)	–
Net asset value, end of period	47.81	39.40	33.80	26.15	21.14
Total Return (%)[c]	22.85	17.27	29.50	24.77	23.19[d]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets[e]	1.99	2.11	3.87	9.67	130.92[d]
Ratio of net expenses to average net assets[e]	1.96	2.03	2.25	2.19	1.48[d]
Ratio of net investment income to average net assets[e]	.51	.68	.50	.22	.13[d]
Portfolio Turnover Rate	18.76[d,f]	–	–	–	–
Net Assets, end of period ($ X 1,000)	66,102	51,752	7,766	488	55

[a] From February 1, 2003 (commencement of operations) to September 30, 2003.
[b] Based on average shares outstanding at each month end.
[c] Exclusive of sales charge.
[d] Not annualized.
[e] For the period from October 1, 2006 to July 31, 2007 and for the fiscal years ended September 30, 2003-2006, the ratios include the fund's share of The Boston Company International Core Equity Portfolio's (the "Portfolio") allocated expenses.
[f] For the period from October 1, 2006 to July 31, 2007, the fund invested exclusively in the Portfolio under a master/feeder organizational structure that was terminated on August 1, 2007. On that date, the fund withdrew entirely from the Portfolio and received the Portfolio's securities and cash in exchange for its interest in the Portfolio. Effective August 1, 2007, the fund began investing directly in the securities in which the Portfolio had invested. Portfolio turnover represents investment activity of the fund.

See notes to financial statements.

	Year Ended September 30,				
Class I Shares	2007[a]	2006	2005	2004	2003[b]
Per Share Data ($):					
Net asset value, beginning of period	40.57	34.50	26.47	21.28	17.16
Investment Operations:					
Investment income−net[c]	.76	.85	.40	.30	.15
Net realized and unrealized gain (loss) on investments	8.94	5.49	7.75	5.21	3.97
Total from Investment Operations	9.70	6.34	8.15	5.51	4.12
Distributions:					
Dividends from investment income−net	(.32)	(.05)	(.11)	(.12)	−
Dividends from net realized gain on investments	(.45)	(.22)	(.01)	(.20)	−
Total Distributions	(.77)	(.27)	(.12)	(.32)	−
Net asset value, end of period	49.50	40.57	34.50	26.47	21.28
Total Return (%)	24.12	18.47	30.59	26.08	24.01[d]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets[e]	.93	1.07	3.04	8.67	130.27[d]
Ratio of net expenses to average net assets[e]	.91	1.03	1.25	1.19	.83[d]
Ratio of net investment income to average net assets[e]	1.63	2.19	1.29	1.22	.79[d]
Portfolio Turnover Rate	18.76[d,f]	−	−	−	−
Net Assets, end of period ($ X 1,000)	15,515	8,723	29	13	9

[a] *Effective June 1, 2007, the fund redesignated Class R shares to Class I shares.*
[b] *From February 1, 2003 (commencement of operations) to September 30, 2003.*
[c] *Based on average shares outstanding at each month end.*
[d] *Not annualized.*
[e] *For the period from October 1, 2006 to July 31, 2007 and for the fiscal years ended September 30, 2003-2006, the ratios include the fund's share of The Boston Company International Core Equity Portfolio's (the "Portfolio") allocated expenses.*
[f] *For the period from October 1, 2006 to July 31, 2007, the fund invested exclusively in the Portfolio under a master/feeder organizational structure that was terminated on August 1, 2007. On that date, the fund withdrew entirely from the Portfolio and received the Portfolio's securities and cash in exchange for its interest in the Portfolio. Effective August 1, 2007, the fund began investing directly in the securities in which the Portfolio had invested. Portfolio turnover represents investment activity of the fund.*
See notes to financial statements.

	Year Ended September 30,				
Class T Shares	2007	2006	2005	2004	2003 [a]
Per Share Data ($):					
Net asset value, beginning of period	40.03	34.16	26.30	21.21	17.16
Investment Operations:					
Investment income—net [b]	.44	.38	.39	.17	.09
Net realized and unrealized gain (loss) on investments	8.82	5.71	7.54	5.20	3.96
Total from Investment Operations	9.26	6.09	7.93	5.37	4.05
Distributions:					
Dividends from investment income—net	(.17)	–	(.06)	(.08)	–
Dividends from net realized gain on investments	(.45)	(.22)	(.01)	(.20)	–
Total Distributions	(.62)	(.22)	(.07)	(.28)	–
Net asset value, end of period	48.67	40.03	34.16	26.30	21.21
Total Return (%) [c]	23.32	17.86	30.85	25.48	23.60 [d]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets [e]	1.68	1.79	3.55	9.17	130.60 [d]
Ratio of net expenses to average net assets [e]	1.60	1.53	1.75	1.69	1.16 [d]
Ratio of net investment income to average net assets [e]	.97	1.01	1.18	.72	.45 [d]
Portfolio Turnover Rate	18.76 [d,f]	–	–	–	–
Net Assets, end of period ($ X 1,000)	1,380	782	421	30	9

[a] From February 1, 2003 (commencement of operations) to September 30, 2003.
[b] Based on average shares outstanding at each month end.
[c] Exclusive of sales charge.
[d] Not annualized.
[e] For the period from October 1, 2006 to July 31, 2007 and for the fiscal years ended September 30, 2003-2006, the ratios include the fund's share of The Boston Company International Core Equity Portfolio's (the "Portfolio") allocated expenses.
[f] For the period from October 1, 2006 to July 31, 2007, the fund invested exclusively in the Portfolio under a master/feeder organizational structure that was terminated on August 1, 2007. On that date, the fund withdrew entirely from the Portfolio and received the Portfolio's securities and cash in exchange for its interest in the Portfolio. Effective August 1, 2007, the fund began investing directly in the securities in which the Portfolio had invested. Portfolio turnover represents investment activity of the fund.

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1—Significant Accounting Policies:

Dreyfus Premier International Equity Fund (the "fund") is a separate diversified series of Dreyfus Premier Stock Funds (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering three series. The investment objective seeks long-term growth of capital. The Boston Company Asset Management, LLC ("TBCAM") serves as the fund's investment adviser. The Dreyfus Corporation (the "Administrator" or "Dreyfus"), an affiliate of TBCAM, serves as the fund's Administrator.

On July 1, 2007, Mellon Financial Corporation ("Mellon Financial") and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation ("BNY Mellon"). As part of this transaction, Dreyfus became a wholly-owned subsidiary of BNY Mellon.

On May 8, 2007, the Board of Trustees approved a series of proposals related to terminating the fund's master/feeder structure, and converting the fund to a stand-alone fund. Prior to August 1, 2007, the fund had invested substantially all of its investable assets in The Boston Company International Core Equity Portfolio (the "Portfolio"), a subtrust of the Mellon Institutional Funds Master Portfolio, a New York trust. The Portfolio had investment objectives, policies and limitations substantially identical to those of the fund. On August 1, 2007, the fund received net assets with a value of $392,926,492, which included net unrealized appreciation of $16,637,217 which represents the differential in the fund's cost basis of the Portfolio and the fund's cost basis of the securities received in connection with the tax-free exchange and is included in the Paid-in-Capital in the Statement of Assets and Liabilities. Effective August 1, 2007, the fund invests directly in portfolio securities and no longer operates as a "feeder fund" in its former master/feeder structure. Also, on August 1, 2007, the fund re-opened to new investors. The Board of Trustees also approved a new investment advisory agreement with TBCAM and a new administration agreement with Dreyfus, effective on August 1, 2007, at the same fee levels as the prior agreements.

The fund's Board of Trustees approved the redesignation of the fund's Class R shares as Class I shares, effective June 1, 2007. The description of the eligibility requirements for Class I shares remains the same as it was for Class R shares.

MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of Dreyfus, is the distributor of the fund's shares. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Class A, Class B, Class C, Class I and Class T. Class A and Class T shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. The fund no longer offers Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Class I shares are sold at net asset value per share only to institutional investors. Other differences between the classes include the services offered to and the expenses borne by each class, the allocation of certain transfer agency costs and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Registered open-end investment companies that are not traded on an exchange are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Trustees. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Trustees, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after

November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Foreign currency transactions: The fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains or losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits, if any, as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of Dreyfus, the fund may lend securities to qualified institutions. It is the fund's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times.

Cash collateral is invested in certain money market mutual funds managed by Dreyfus. The fund is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(d) Affiliated issuers: Investments in other investment companies advised by Dreyfus are defined as "affiliated" in the Act.

(e) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, if any, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(f) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

At September 30, 2007, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $9,565,164, undistributed capital gains $17,251,667 and unrealized appreciation $59,083,228.

The tax characters of distributions paid to shareholders during the fiscal periods ended September 30, 2007 and September 30, 2006 were as follows: ordinary income $1,722,205 and $52,049 and long-term capital gains $2,352,041 and $312,732, respectively.

During the period ended September 30, 2007, as a result of permanent book to tax differences, primarily due to the tax treatment for passive foreign investment companies, foreign currency gains and losses and tax allocation adjustments related to master/feeder structure through July 31, 2007, the fund increased accumulated undistributed investment income-net by $375,859, decreased accumulated net realized gain (loss) on investments by $409,018 and increased paid-in capital by $33,159. Net assets and net asset value per share were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended September 30, 2007, the fund did not borrow under the Facility.

NOTE 3—Investment Advisory Fee, Administration Fee and Other Transactions With Affiliates:

(a) Pursuant to an investment advisory agreement with Dreyfus, the investment advisory fee is computed at the annual rate of .80% of the value of the fund's average daily net assets up to $500 million, .75% of the next $500 million of such assets, .70% of the next $500 million of such assets, .60% of the next $500 million of such assets and .50% of the fund's average daily net assets in excess of $2 billion and is payable monthly. From the period October 1, 2006 to July 31, 2007, the investment advisory fee was paid at the Portfolio level and the fund was allocated $1,676,741 of investment advisory fees which is included in Expenses Allocated from Portfolio in the Statement of Operations. From the period August 1, 2007 to September 30, 2007, the fund paid $500,830 for investment advisory fees.

Effective August 1, 2007, Dreyfus and TBCAM have contractually agreed, with respect to each class of fund shares, to assume the expenses of the class so that such expenses do not exceed the annual rates of expenses of 1.12% for Class A, 1.95% for Class B, 1.90% for Class C, .85% for Class I and 1.55% for Class T, until the fiscal year end following such time as the expenses are equal to or less than such annual rate for each class. Effective September 14, 2007, TBCAM has agreed to waive receipt of 25% of the fund's management fee rate payable to it by the fund, through September 13, 2008. Because this waiver does not change the current expense ratio limitations stated in the prospectus, the fund's total annual fund operating expenses may not be reduced by a full 25% during the 1-year period ended September 13, 2008. The reduction in expenses, pursuant to the undertaking, amounted to $161,528 during the period ended September 30, 2007.

Dreyfus has contractually agreed to waive receipt of its fees and/or assume the expenses of the Portfolio until November 30, 2006, so that fund expenses (excluding Rule 12b-1 distribution plan fees, shareholder service plan fees, taxes, interest, brokerage commissions and extraordinary expenses) do not exceed 1.25% of average net assets. Pursuant to this expense limitation, for the period ended November 30, 2006, Dreyfus voluntarily reimbursed the fund in the amount of $38,852.

The fund compensates Dreyfus under an administrative service fee agreement for providing personnel and facilities to perform accounting and administration services for the fund at an annual rate of .10% of the value of the fund's average daily net assets. During the period ended September 30, 2007, the fund was charged $324,480 pursuant to an administrative service fee agreement.

During the period ended September 30, 2007, the Distributor retained $62,774 and $26 from commissions earned on sales of the fund's Class A and Class T shares, respectively, and $21,876 and $18,173 from CDSC on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B, Class C and Class T shares pay the Distributor for distributing their shares at an annual rate of .75% of the value of the average daily net assets of Class B and Class C shares and .25% of the value of the average daily net assets of Class T shares. During the period ended September 30, 2007, Class B, Class C and Class T shares were charged $103,408, $508,936 and $2,823, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay the Distributor at the annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended September 30, 2007, Class A, Class B, Class C and Class T shares were charged $571,506, $34,470, $169,645 and $2,823, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of Dreyfus, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended September 30, 2007, the fund was charged $66,230 pursuant to the transfer agency agreement.

The fund compensates Mellon Bank, N.A., an affiliate of Dreyfus, under a custody agreement for providing custodial services for the fund. During the period ended September 30, 2007, the fund was charged $40,000 pursuant to the custody agreement.

During the period ended September 30, 2007, the fund was charged $4,579 for services performed by the Chief Compliance Officer.

The components of "Due to TBCAM and affiliates" in the Statement of Assets and Liabilities consist of: investment advisory fees $212,519, Rule 12b-1 distribution plan fees $48,756, shareholder services plan fees

$75,031, custodian fees $40,000, chief compliance officer fees $2,410 and transfer agency per account fees $12,122, which are offset against an expense reimbursement currently in effect in the amount of $117,161.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, financial futures and forward currency exchange contracts, during the period ended September 30, 2007, amounted to $370,811,430 and $68,429,431, respectively.

The fund may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The fund is exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the fund to "mark to market" on a daily basis, which reflects the change in market value of the contracts at the close of each day's trading. Accordingly, variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, the fund recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. Contracts open at September 30, 2007, are set forth in the Statement of Financial Futures.

The fund enters into forward currency exchange contracts in order to hedge its exposure to changes in foreign currency exchange rates on its foreign portfolio holdings and to settle foreign currency transactions. When executing forward currency exchange contracts, the fund is obligated to buy or sell a foreign currency at a specified rate on a certain date in the future. With respect to sales of forward currency exchange contracts, the fund would incur a loss if the value of the contract increases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract decreases between those dates. With respect to purchases of forward currency exchange contracts, the fund would incur a loss if the value of the contract decreases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract increases between those dates. The fund is also exposed to credit risk associated with counterparty nonperformance on these forward currency exchange contracts which is typically limited to the unrealized gain on each open contract. The following summarizes open forward currency exchange contracts at September 30, 2007:

Forward Currency Exchange Contracts	Foreign Currency Amounts	Cost ($)	Value ($)	Unrealized Appreciation (Depreciation) ($)
Purchases:				
Euro, expiring 10/2/2007	370,257	526,468	528,098	1,630
Japanese Yen, expiring 10/2/2007	3,483,808	30,305	30,327	22
Sales:		Proceeds ($)		
Australian Dollar, expiring 10/2/2007	153,447	136,018	136,169	(151)
British Pound, expiring 10/1/2007	487,122	986,519	996,700	(10,181)
British Pound, expiring 10/2/2007	252,026	513,831	515,670	(1,839)
Danish Krone, expiring 10/1/2007	377,048	71,611	72,133	(522)
Danish Krone, expiring 10/2/2007	3,847,504	734,130	736,069	(1,939)
Euro, expiring 10/1/2007	1,500,039	2,124,805	2,139,506	(14,701)
Japanese Yen, expiring 10/1/2007	139,219,385	1,203,383	1,211,921	(8,538)
Norwegian Krone, expiring 10/1/2007	320,543	58,576	59,396	(820)
Singapore Dollar, expiring 10/1/2007	62,749	42,111	42,250	(139)
Swedish Krona, expiring 10/1/2007	975,988	149,707	151,433	(1,726)
Swedish Krona, expiring 10/2/2007	13,232,627	2,044,912	2,053,162	(8,250)
Swiss Franc, expiring 10/1/2007	545,891	466,176	469,059	(2,883)
Total				**(50,037)**

At September 30, 2007, the cost of investments for federal income tax purposes was $315,291,729; accordingly, accumulated net unrealized appreciation on investments was $58,888,434, consisting of $65,089,968 gross unrealized appreciation and $6,201,534 gross unrealized depreciation.

NOTE 5—Change in Independent Registered Public Accounting Firm:

PricewaterhouseCoopers LLP ("PWC"), 300 Madison Avenue, 28th Floor, New York New York 10017, an independent registered public accounting firm, was the independent registered public accounting firm for the fund for the fiscal year ended September 30, 2006. At meetings held on May 8, 2007, the Audit Committee and the Board of Trustees of the Company engaged Ernst & Young LLP to replace PWC as the independent registered public accounting firm for the Company, effective upon the completion of services related to the audit of the 2006 financial statements of the Company.

During the Company's past four fiscal years and any subsequent interim period: (i) no report on the Company's financial statements contained an adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles; and (ii) there were no "disagreements" (as such term is used in Item 304 of Regulation S-K) with PWC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of PWC, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its report.

NOTE 6—Subsequent Event:

A redemption fee of 2% will be assessed on redemptions (including exchanges) of fund shares purchased on or after December 1, 2007 and held for less than sixty days.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees
Dreyfus Premier International Equity Fund

We have audited the accompanying statement of assets and liabilities, including the statement of investments and financial futures, of Dreyfus Premier International Equity Fund (one of the funds comprising Dreyfus Premier Stock Funds.), as of September 30, 2007, and the related statement of operations, the statement of changes in net assets and financial highlights for the year then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audit. The statement of changes in net assets for the year ended September 30, 2006 and the financial highlights for each of the indicated periods through September 30, 2006, were audited by other auditors whose report dated November 17, 2006, expressed an unqualified opinion on the statement and financial highlights.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities as of September 30, 2007 by correspondence with the custodian and others. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Premier International Equity Fund at September 30, 2007, and the results of its operations, the changes in its net assets and financial highlights for the year then ended, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

New York, New York
November 27, 2007

In accordance with federal tax law, the fund elects to provide each shareholder with their portion of the fund's foreign taxes paid and the income sourced from foreign countries. Accordingly, the fund hereby makes the following designations regarding its fiscal year ended September 30, 2007:

—the total amounts of taxes paid to foreign countries was $753,869

—the total amount of income sourced from foreign countries was $8,662,118

As required by federal tax law rules, shareholders will receive notification of their proportionate share of foreign taxes paid and foreign sourced income for the 2007 calendar year with Form 1099-DIV which will be mailed by January 31, 2008. Also certain dividends paid by the fund may be subject to a maximum tax rate of 15%, as provided for by the Jobs and Growth Tax Relief Reconciliation Act of 2003. Of the distributions paid during the fiscal year, $1,722,205 represents the maximum amount that may be considered qualified dividend income. Also, the fund designates $.3850 per share as a long-term capital gain distribution and $.0600 per share as a short-term capital gain distribution paid on December 18, 2006.

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (63)
Chairman of the Board (2003)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Sunair Services Corporation, a provider of certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 163

————————

David W. Burke (71)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee.

Other Board Memberships and Affiliations:
• John F. Kennedy Library Foundation, Director

No. of Portfolios for which Board Member Serves: 88

————————

William Hodding Carter III (72)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Professor of Leadership & Public Policy, University of North Carolina, Chapel Hill (January 1, 2006-present)
• President and Chief Executive Officer of the John S. and James L. Knight Foundation (February 1, 1998-February 1, 2006)

Other Board Memberships and Affiliations:
• The Century Foundation, Emeritus Director
• The Enterprise Corporation of the Delta, Director

No. of Portfolios for which Board Member Serves: 27

————————

Gordon J. Davis (66)
Board Member (2007)

Principal Occupation During Past 5 Years:
• Partner in the law firm of LeBoeuf, Lamb, Greene & MacRae, LLP
• President, Lincoln Center for the Performing Arts, Inc. (2001)

Other Board Memberships and Affiliations:
• Consolidated Edison, Inc., a utility company, Director
• Phoenix Companies, Inc., a life insurance company, Director
• Board Member/Trustee for several not-for-profit groups

No. of Portfolios for which Board Member Serves: 36

Joni Evans (65)
Board Member (2007)

Principal Occupation During Past 5 Years:
• Principal, Joni Evans Ltd.
• Senior Vice President of the William Morris Agency (2005)

No. of Portfolios for which Board Member Serves: 27

——————

Ehud Houminer (67)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Executive-in-Residence at the Columbia Business School, Columbia University

Other Board Memberships and Affiliations:
• Avnet Inc., an electronics distributor, Director
• International Advisory Board to the MBA Program School of Management, Ben Gurion
  University, Chairman

No. of Portfolios for which Board Member Serves: 67

——————

Richard C. Leone (67)
Board Member (2003)

Principal Occupation During Past 5 Years:
• President of The Century Foundation (formerly, The Twentieth Century Fund, Inc.), a tax
  exempt research foundation engaged in the study of economic, foreign policy and domestic issues

Other Board Memberships and Affiliations:
• The American Prospect, Director
• Center for American Progress, Director

No. of Portfolios for which Board Member Serves: 27

——————

Hans C. Mautner (69)
Board Member (2003)

Principal Occupation During Past 5 Years:
• President—International Division and an Advisory Director of Simon Property Group, a real
  estate investment company (1998-present)
• Director and Vice Chairman of Simon Property Group (1998-2003)
• Chairman and Chief Executive Officer of Simon Global Limited (1999-present)

Other Board Memberships and Affiliations:
• Capital and Regional PLC, a British co-investing real estate asset manager, Director
• Member - Board of Managers of:
  Mezzacappa Long/Short Fund LLC
  Mezzacappa Partners LLC

No. of Portfolios for which Board Member Serves: 27

40

Robin A. Melvin (44)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Director, Boisi Family Foundation, a private family foundation that supports youth-serving organizations that promote the self sufficiency of youth from disadvantaged circumstances

No. of Portfolios for which Board Member Serves: 27

———————

Burton N. Wallack (56)
Board Member (2007)

Principal Occupation During Past 5 Years:
• President and co-owner of Wallack Management Company, a real estate management company

No. of Portfolios for which Board Member Serves: 27

———————

John E. Zuccotti (70)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Chairman of Brookfield Financial Properties, Inc.
• Senior Counsel of Weil, Gotshal & Manges, LLP
• Chairman of the Real Estate Board of New York

Other Board Memberships and Affiliations:
• Emigrant Savings Bank, Director
• Wellpoint, Inc., Director
• Visiting Nurse Service of New York, Director
• Columbia University, Trustee
• Doris Duke Charitable Foundation, Trustee

No. of Portfolios for which Board Member Serves: 27

———————

Once elected all Board Members serve for an indefinite term, but achieve Emeritus status upon reaching age 80. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

Arnold S. Hiatt, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

J. DAVID OFFICER, President since December 2006.

Chief Operating Officer, Vice Chairman and a Director of the Manager, and an officer of 82 investment companies (comprised of 163 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since April 1998.

PHILLIP N. MAISANO, Executive Vice President since July 2007.

Chief Investment Officer, Vice Chair and a director of the Manager, and an officer of 82 investment companies (comprised of 163 portfolios) managed by the Manager. Mr. Maisano also is an officer and/or Board member of certain other investment management subsidiaries of The Bank of New York Mellon Corporation, each of which is an affiliate of the Manager. He is 60 years old and has been an employee of the Manager since November 2006. Prior to joining the Manager, Mr. Maisano served as Chairman and Chief Executive Officer of EACM Advisors, an affiliate of the Manager, since August 2004, and served as Chief Executive Officer of Evaluation Associates, a leading institutional investment consulting firm, from 1988 until 2004.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 180 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 83 investment companies (comprised of 180 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 180 portfolios) managed by the Manager. She is 51 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 180 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 180 portfolios) managed by the Manager. She is 44 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 180 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 180 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 180 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 83 investment companies (comprised of 180 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since April 1985.

ROBERT ROBOL, Assistant Treasurer since August 2003.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 83 investment companies (comprised of 180 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since October 1988.

ROBERT SALVIOLO, Assistant Treasurer since May 2007.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 83 investment companies (comprised of 180 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since June 1989.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 83 investment companies (comprised of 180 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 83 investment companies (comprised of 180 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (83 investment companies, comprised of 180 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 50 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 79 investment companies (comprised of 176 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

**Dreyfus Premier
International Equity Fund**
200 Park Avenue
New York, NY 10166

**Investment Advisor
(to the Master Portfolio)**
The Boston Company
Asset Management, LLC
Mellon Financial Center
One Boston Place
Boston, MA 02108

Administrator
The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian and Sub-Administrator

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbols:	Class A: DIEAX	Class B: DIEBX	Class C: DIECX
	Class I: DIERX	Class T: DIETX	

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange
Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The
fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be
reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on
the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote
proxies relating to portfolio securities, and information regarding how the fund voted these
proxies for the 12-month period ended June 30, 2007, is available at http://www.dreyfus.com
and on the SEC's website at http://www.sec.gov. The description of the policies and
procedures is also available without charge, upon request, by calling 1-800-645-6561.



© 2007 MBSC Securities Corporation

0720AR0907

Dreyfus Premier International Small Cap Fund

ANNUAL REPORT September 30, 2007



Dreyfus
A BNY Mellon Company℠

Save time. Save paper. View your next shareholder report online as soon as it's available. Log into www.dreyfus.com and sign up for Dreyfus eCommunications. It's simple and only takes a few minutes.

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Not FDIC-Insured • Not Bank-Guaranteed • May Lose Value

Contents



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Premier International Small Cap Fund, covering the 12-month period from October 1, 2006, through September 30, 2007.

After an extended period of steady gains, turmoil in U.S. credit markets over the summer of 2007 led to heightened volatility in international equity markets. Nonetheless, fundamentals in the global economy have remained relatively robust, and recent rate cuts in the United States in August and September helped spark a rebound in many international equity markets by the end of the reporting period.

While we expect the global expansion to continue, it probably will do so at a slower rate as U.S. consumer spending moderates and some high-flying emerging markets, notably China, take steps to reduce unsustainably high growth rates. However, the U.S. dollar has continued to decline dramatically against most major currencies, making investments denominated in foreign currencies more valuable. We expect this trend to persist, as a stubborn U.S. trade deficit and stronger economic growth in overseas markets continue to attract global capital away from U.S. markets and toward those with higher potential returns. These factors may lead to new opportunities and challenges in international equity markets. Since each investor's situation is unique, we encourage you to talk about these investment matters with your financial advisor, who can help you make the right asset allocation adjustments for your portfolio.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
October 15, 2007



DISCUSSION OF FUND PERFORMANCE

For the period of October 1, 2006, through September 30, 2007, as provided by William S. Patzer, Portfolio Manager

Fund and Market Performance Overview

International stock markets rallied throughout the reporting period, interrupted only by a bout of heightened volatility during the summer of 2007 stemming from credit concerns originating in the U.S. subprime mortgage market. The stock markets' advance was fueled primarily by robust global economic growth, infrastructure construction in the emerging markets and mergers-and-acquisitions activity in Europe. The fund's performance was driven by favorable security selections in a number of markets, most notably South Korea, Singapore, Finland and the Netherlands. The fund's underperformance can be attributed to weak stock selection in the U.K. and the financials sector.

For the 12-month period ended September 30, 2007, Dreyfus Premier International Small Cap Fund produced total returns of 23.81% for Class A shares, 22.83% for Class B shares, 22.88% for Class C shares, 24.70% for Class I shares and 23.42% Class T shares.[1] In comparison, the fund's benchmark, the Standard & Poor's/Citigroup EMI World Ex-U.S. Index ("EM Ex-U.S. Index"), produced a total return of 26.78% for the same period.[2]

On a separate note, William S. Patzer became the fund's primary portfolio manager on August 8, 2007.

The Fund's Investment Approach

The fund seeks long-term growth of capital. The fund normally invests at least 80% of its assets in stocks that are located in the foreign countries represented in the EM Ex-U.S. Index, but it also may invest up to 25% of assets in securities of issuers located in emerging markets.

We employ a "bottom-up" investment process that emphasizes individual stock selection and the construction of a diversified portfolio through quantitative models and traditional qualitative analysis.

International Equity Markets Advanced in a Robust Global Economy

As they have for some time, international stock markets generally produced higher returns than were available in the United States. Robust economic growth in most regions of the world has helped support earnings growth for small-cap companies in a variety of industry groups. Persistently robust construction activity in the emerging markets, particularly China and India, has produced steady demand for basic materials and construction services. Meanwhile, corporate restructuring and heightened levels of mergers-and-acquisitions activity put upward pressure on stock prices in the developed markets of Europe. Japan represented one of the few weak spots among the global markets, as investors continued to wait for a sustainable economic recovery to begin in a nation that has struggled to reform its financial system.

International markets encountered heightened volatility in July and August due to a credit crisis in U.S. fixed-income markets. Faced with the prospect of economic fallout and under intense political and market pressure central bankers were compelled to expand liquidity. The Federal Reserve Bank cut interest rates twice in the third quarter and markets rallied. In addition, international financial markets were supported during the reporting period by a weakening U.S. dollar, which caused global investment capital to flow toward investments denominated in stronger currencies.

Our Bottom-Up Security Selection Process Produced Generally Favorable Results

The fund achieved strong relative performance in a variety of regional equity markets. For example, the fund outperformed the benchmark's South Korea and Singapore components, both of which posted impressive gains. In South Korea, industrial holdings such as GS Engineering & Construction Corp. and Hyundai Mipo Dockyard benefited from the construction boom in Asia's emerging markets. The fund also received positive contributions in certain European markets, where Finnish industrial companies Rautaruukki Oyj and KCI Konecranes Oyj also participated in the strength of global construction trends. Dutch global positioning systems maker Tom Tom NV achieved strong financial results as more businesses and consumers adopted GPS technology. In Switzerland, health care company Actelion Limited advanced as an experimental drug, almorexant, showed potential for sufferers of insomnia.

From a market sector standpoint, the fund received especially strong contributions from the materials and health care areas. Canada's Inmet Mining Corp. benefited from rising commodity prices and industry consolidation. Top performers in the health care area included Germany's Fresenius SE, a leader in dialysis products and services, and Australia's Cochlear Ltd., which develops implants to address the needs of people with varying degrees of hearing loss, received encouraging news on developing products.

Laggards during the reporting period were concentrated mainly in the financials and consumer staples sectors. In the financials sector, Japanese real estate developer Kenedix and U.K. real estate agency Savills PLC suffered due to soft local real estate markets. IKB Deutsche Industriebank was affected by sub-prime issues. Among consumer staples companies, fishing equipment maker Nippon Suisan Kaisha Ltd. was hurt by manufacturing issues and rumors of a parasite affecting salmon in Japanese waters.

Adding to the volatility of the period, what is referred to as the "quant meltdown" occurred when major hedge funds liquidated positions in mid-August. During the period of August 8 through August 10, stocks that were rated highly in our models underperformed and those that ranked poorly outperformed. Factors such as valuation and momentum, which have been strong indicators of positive alpha, had negative attribution to the relative return. Our strategy did add value in the weak period prior to the event and in the very strong market after the blow-up.

The Global Outlook Remains Bright

We have seen little evidence that weakness in the U.S. economy is likely to spread to international markets. In fact, interest rates are relatively low in many overseas markets, and demand remains strong, particularly in the emerging markets, suggesting that the global economic expansion is likely to continue over the foreseeable future. Our bottom-up investment process has continued to find ample small-cap opportunities in this environment, especially in the industrials area. However, as of the reporting period's end we have found relatively few financial stocks that meet our investment criteria.

October 15, 2007

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figures provided reflect the absorption of certain fund expenses by The Dreyfus Corporation and The Boston Company Asset Management, LLC. Had these expenses not been absorbed, returns would have been lower.*

[2] *SOURCE: Citigroup – Reflects net reinvestment of dividends and, where applicable, capital gain distributions. The S&P/Citigroup Extended Market Ex-U.S. Index represents the small-capitalization component of the S&P/Citigroup Broad Market Index, which is a comprehensive float-weighted index of companies in 22 countries (excluding the U.S.) with market capitalizations of at least U.S. $100 million.*

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Premier International Small Cap Fund Class A shares, Class B shares, Class C shares, Class I shares and Class T shares and the S&P/Citigroup Extended Market Ex U.S. Index

† *Source: Citigroup Global Markets Inc.*
Past performance is not predictive of future performance.
The above graph compares a $10,000 investment made in Class A, Class B, Class C, Class I and Class T shares of Dreyfus Premier International Small Cap Fund on 9/30/97 to a $10,000 investment made in the S&P/Citigroup Extended Market Ex U.S. Index (the "Index") on that date. Performance for each share class will vary from the performance of the fund's other share classes due to differences in charges and expenses. All dividends and capital gain distributions are reinvested.
The fund invested its assets in a "master portfolio" that had the same investment objective and policies as the fund. This master/feeder arrangement was terminated on 8/1/07 and the fund operates as a stand alone fund. Performance information represents the performance of the predecessor master portfolio (and its predecessor funds) and the expenses of the master portfolio's predecessor funds which were an unregistered fund and an open-end registered fund through January 31, 2003, and the fund's performance and expense structure thereafter. The master portfolio's predecessor fund contributed all of its assets to the master portfolio before the fund commenced operations on 2/1/03. 1/2/96 represents the inception date of the master portfolio's unregistered predecessor fund.
The fund's performance shown in the line graph takes into account the maximum initial sales charges on Class A and Class T shares and all other applicable fees and expenses on all classes. The Index represents the small capitalization component of the Citigroup Broad Market Index which is a comprehensive float-weighted index of companies in 22 countries (excluding the U.S.) with market capitalizations of at least U.S. $100 million. The Index does not take into account charges, fees and other expenses which can contribute to the Index potentially outperforming or underperforming the fund. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

Average Annual Total Returns *as of 9/30/07*

	1 Year	5 Years	10 Years
Class A shares			
with maximum sales charge (5.75%)	**16.70%**	**28.89%**	**16.02%**
without sales charge	**23.81%**	**30.41%**	**16.71%**
Class B shares			
with applicable redemption charge †	**18.83%**	**29.37%**	**16.63%**
without redemption	**22.83%**	**29.52%**	**16.63%**
Class C shares			
with applicable redemption charge ††	**21.88%**	**29.51%**	**16.30%**
without redemption	**22.88%**	**29.51%**	**16.30%**
Class I shares	**24.70%**	**30.89%**	**16.92%**
Class T shares			
with applicable sales charge (4.5%)	**17.89%**	**28.89%**	**16.02%**
without sales charge	**23.42%**	**30.08%**	**16.56%**

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. Performance for Class B shares assumes the conversion of Class B shares to Class A shares at the end of the sixth year following the date of purchase.

† *The maximum contingent deferred sales charge for Class B shares is 4%. After six years Class B shares convert to Class A shares.*

†† *The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier International Small Cap Fund from April 1, 2007 to September 30, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended September 30, 2007

	Class A	Class B	Class C	Class I	Class T
Expenses paid per $1,000†	$ 7.90	$ 12.13	$ 11.83	$ 6.07	$ 9.54
Ending value (after expenses)	$1,046.80	$1,042.40	$1,042.70	$1,052.80	$1,045.00

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended September 30, 2007

	Class A	Class B	Class C	Class I	Class T
Expenses paid per $1,000†	$ 7.79	$ 11.96	$ 11.66	$ 5.97	$ 9.40
Ending value (after expenses)	$1,017.35	$1,013.19	$1,013.49	$1,019.15	$1,015.74

† *Expenses are equal to the fund's annualized expense ratio of 1.54% for Class A, 2.37% for Class B, 2.31% for Class C, 1.18% for Class I and 1.86% for Class T, multiplied by the average account value over the period, multiplied by 183/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

September 30, 2007

Common Stocks−96.8%	Shares	Value ($)
Australia−5.0%		
Babcock & Brown	64,600	1,574,746
Challenger Financial Services Group	359,800	1,979,576
Cochlear	16,950	1,172,630
Computershare	88,700	731,238
Goodman Fielder	519,800	1,190,078
Incitec Pivot Limited	34,700	2,634,014
Oxiana	427,500	1,471,930
Seven Network	79,500	924,183
Sims Group	28,700	822,119
		12,500,514
Austria−.5%		
Andritz	17,900	**1,236,966**
Belgium−1.8%		
Mobistar	15,100	1,321,303
Omega Pharma	10,290	902,613
Umicore	9,600	2,294,860
		4,518,776
Canada−7.3%		
Astral Media	39,100	1,724,317
Axcan Pharma	46,300 [a]	957,112
Canaccord Capital	53,400	1,019,547
Canadian Western Bank	33,400	957,550
Crescent Point Energy Trust	41,100	861,608
Gildan Activewear	47,200 [a]	1,870,242
Inmet Mining	40,300	4,043,783
Martinrea International	58,000 [a]	997,686
Metro, Cl. A	28,500	1,003,420
Northbridge Financial	21,100	740,761
Sherritt International	141,300	2,262,847
Trinidad Energy Services Income Trust	57,700	755,132
Westjet Airlines	66,700 [a]	1,158,075
		18,352,080
Denmark−.7%		
D/S Norden A/S	7,550	805,973
Sydbank	22,100	961,862
		1,767,835

Common Stocks (continued)	Shares	Value ($)
Finland−3.5%		
Cargotec, Cl. B	14,600	717,594
Elisa	23,300	724,475
Konecranes	40,300	1,621,508
Nokian Renkaat	32,800	1,284,651
Rautaruukki	47,600	2,884,726
Tietoenator	26,000	583,699
Wartsila, Cl. B	15,090	1,034,174
		8,850,827
France−9.2%		
Air France-KLM	26,400	970,352
Alstom	5,980	1,216,019
Arkema	13,900 [a]	846,750
Bourbon	11,660	761,352
Business Objects	17,200 [a]	767,863
CNP Assurances	17,600	2,251,979
Compagnie Generale de Geophysique-Veritas	7,060 [a]	2,307,467
Compagnie Generale des Etablissements Michelin, Cl. B	11,660	1,567,938
Eramet	4,180	1,522,678
Euler Hermes	13,900	1,853,096
Haulotte Group	33,400	1,260,036
Ipsen	21,800	1,257,726
Ipsos	24,000	894,804
Lagardere	11,960	1,018,225
Neuf Cegetel	22,000	963,009
Nexans	10,780	1,773,566
Pierre & Vacances	6,660	924,363
SEB	4,900	912,048
		23,069,271
Germany−7.5%		
Aareal Bank	34,500	1,697,654
Deutsche Boerse	21,900	2,983,035
Hannover Rueckversicherung	16,270	825,666
Hypo Real Estate Holding	22,900	1,302,571
IKB Deutsche Industriebank	19,200	383,116
Lanxess	23,700	1,124,974
MAN	14,600	2,125,087

Common Stocks (continued)	Shares	Value ($)
Germany (continued)		
MTU Aero Engines Holding	22,800	1,388,589
Salzgitter	10,980	2,157,115
Software	15,390	1,445,238
Stada Arzneimittel	18,900	1,232,747
Vivacon	49,400	1,285,881
Wincor Nixdorf	10,680	883,507
		18,835,180
Greece−.4%		
Metka	39,990	**998,160**
Hong Kong−1.5%		
CITIC International Financial Holdings	903,000	722,651
Pacific Basin Shipping	296,000	621,530
Wing Hang Bank	112,600	1,295,169
Wing Lung Bank	111,100	1,151,410
		3,790,760
Ireland−.7%		
Grafton Group (Units)	83,500 [a]	935,380
Greencore Group	145,500	946,322
		1,881,702
Italy−4.0%		
Azimut	118,200	1,827,501
Banca Popolare di Milano	48,700	717,530
Cementir	84,000	849,447
Credito Emiliano	91,300	1,242,961
Fondiaria-SAI	24,200	1,148,708
Marr SpA	70,000	763,284
Merloni Elettrodomestici	36,800	641,401
Milano Assicurazioni	141,100	1,177,821
Pirelli & C. Real Estate	11,460	581,242
Recordati	120,800	1,125,100
		10,074,995
Japan−16.0%		
ABC-Mart	40,400	877,458
Ardepro	4,185	1,085,641
Asahi Pretec	40,800	1,331,883
Atrium	34,600	951,782

Common Stocks (continued)	Shares	Value ($)
Japan (continued)		
Chiyoda Integre	21,900	470,886
Chugoku Marine Paints	67,400	873,633
COMSYS Holdings	76,900	843,473
Dowa Holdings	134,100	1,698,503
Goldcrest	20,000	919,260
Hisamitsu Pharmaceutical	37,400	1,015,782
Hitachi Construction Machinery	38,500	1,538,324
Hitachi Kokusai Electric	76,500	955,626
Hogy Medical	18,900	890,089
Izumi	73,000	995,787
Joint	37,000	988,814
K's Holdings	40,000	872,252
Kenedix	660	1,149,075
Kintetsu World Express	26,500	906,594
Kyowa Exeo	96,500	1,012,252
Makino Milling Machine	84,600	892,581
Makita	23,800	1,044,196
Mitsumi Electric	30,700	1,253,388
Mori Seiki	44,800	1,158,268
Nihon Dempa Kogyo	14,500	903,765
Nippon Chemi-Con	88,900	787,815
Nippon Sheet Glass	120,000	733,319
Nissin Kogyo	60,900	1,754,768
NSD	81,600	1,291,393
Sanyo Shokai	88,400	650,255
Takeuchi Manufacturing	21,300	1,220,057
Toho Pharmaceutical	51,900	892,296
Tokai Rika	54,500	1,518,172
Tosoh	234,100	1,518,211
Toyo Suisan Kaisha	132,700	2,495,164
Tsuruha Holdings	19,700	658,525
Urban	49,800	807,638
Yamaguchi Financial Group	134,000	1,399,782
		40,356,707
Luxembourg−.5%		
Oriflame Cosmetics	18,900	**1,146,610**

Common Stocks (continued)	Shares	Value ($)
Netherlands—5.1%		
Aalberts Industries	64,000	1,526,255
ASM International	34,000	970,854
Core Laboratories	9,000 a	1,146,510
Fugro	26,000	2,111,181
Internatio-Muller	11,170	917,989
Nutreco Holding	25,680	1,815,619
Randstad Holdings	10,980	593,700
Sligro Food Group	28,000	1,275,169
SNS Reaal	38,200	865,761
TomTom	22,200 a	1,725,997
		12,949,035
Norway—1.5%		
Ementor	162,800 a	1,472,129
Tandberg	52,700	1,267,038
TGS Wavefield	58,000 a	1,187,578
		3,926,745
Portugal—.4%		
Banco BPI	112,400	**945,865**
Singapore—.5%		
Wing Tai Holdings	484,900	**1,260,244**
South Korea—1.0%		
Daelim Industrial	7,230	1,339,108
Simm Tech	112,570	1,266,974
		2,606,082
Spain—4.6%		
Banco Pastor	31,100	515,439
Bankinter	68,200	983,437
Bolsas y Mercados Espanoles	22,200	1,378,644
Espanola de Tubos Por Extrusion S.A	101,810	999,056
Fomento de Construcciones y Contratas	26,600	2,153,071
Gestevision Telecinco	33,380	876,498
Obrascon Huarte Lain	17,100	640,474
Sol Melia	32,700	616,115
Union Fenosa	44,500	2,633,385
Viscofan	35,400	826,033
		11,622,152

Common Stocks (continued)	Shares	Value ($)
Sweden—1.5%		
Alfa Laval	20,800	1,337,719
Getinge, Cl. B	36,600	885,896
NCC AB	39,100	979,775
Trelleborg, Cl. B	25,700	606,113
		3,809,503
Switzerland—5.6%		
Actelion	55,600 ᵃ	3,081,457
Galenica Holding	2,550	1,090,071
Georg Fischer	2,160 ᵃ	1,487,575
Holcim	9,020	996,711
Julius Baer Holding	22,100	1,653,037
Rieter Holding	2,840	1,537,378
Sika Finanz AG	550	1,071,834
Swatch Group	7,350	2,412,528
Vontobel Holding	13,920	713,463
		14,044,054
United Kingdom—18.0%		
Amlin	179,800	1,193,873
Antofagasta Holdings	54,000	841,112
Barratt Developments	75,100	1,138,867
Bellway	24,100	505,255
Berkeley Group Holdings	27,400 ᵃ	777,887
BPP Holdings	57,900	722,662
British Airways	133,200 ᵃ	1,048,981
Britvic PLC	142,200	944,529
Burren Energy	98,900	1,665,660
Carphone Warehouse Group	117,900	840,825
Cattles	140,400	1,002,983
Charter	86,800 ᵃ	2,076,783
Cookson Group	106,700	1,628,637
Croda International	76,500	993,334
Daily Mail & General Trust, Cl. A	83,400	1,080,062

Common Stocks (continued)	Shares	Value ($)
United Kingdom (continued)		
Dairy Crest Group	76,100	987,517
Dana Petroleum	35,300 [a]	836,842
David S. Smith (Holdings)	179,830	680,487
Enterprise Inns	86,800	1,040,461
Firstgroup	71,800	997,781
GKN	166,600	1,202,967
Greene King	44,600	800,945
Halfords Group	102,700	741,144
Inchcape	129,700	1,115,654
Informa	138,400	1,412,305
International Power	268,500	2,471,102
Interserve	92,800	902,775
Invensys	159,720 [a]	1,007,665
Kelda Group	42,320	741,271
Kier Group	25,000	924,397
McBride	265,700	936,435
Michael Page International	178,000	1,492,952
Morgan Crucible	158,250	953,707
Morgan Sindall	30,100	967,270
N Brown Group	117,800	659,026
Petrofac	149,800	1,399,597
Regus Group	347,100	867,156
Restaurant Group	151,000	836,234
Savills	111,800	849,935
Speedy Hire	37,900	836,726
Sthree	93,100	558,141
Thomas Cook Group	117,790 [a]	670,727
Wood Group (John)	228,300	1,846,450
		45,199,119
Total Common Stocks		
(cost $202,414,739)		**243,743,182**

Preferred Stocks−2.1%	Shares	Value ($)
Germany		
Fresenius	25,900	2,015,880
Fuchs Petrolub	12,250	1,130,799
Hugo Boss	17,600	1,194,144
ProSieben Sat.1 Media	25,900	814,183
Total Preferred Stocks (cost $2,684,499)		**5,155,006**
Total Investments (cost $205,099,238)	**98.9%**	**248,898,188**
Cash and Receivables (Net)	**1.1%**	**2,825,114**
Net Assets	**100.0%**	**251,723,302**

[a] *Non-income producing security.*

Portfolio Summary (Unaudited)[†]

	Value (%)		Value (%)
Industrial	20.4	Information Technology	5.6
Financial	19.5	Energy	5.0
Consumer Discretionary	18.2	Utilities	2.3
Materials	13.5	Telecommunication Services	.7
Health Care	7.2	Merchandising	.5
Consumer Staples	6.0		**98.9**

[†] *Based on net assets.*
See notes to financial statements.

STATEMENT OF FINANCIAL FUTURES

September 30, 2007

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation at 9/30/2007 ($)
Financial Futures Long				
MSCI Pan Euro	31	1,129,259	December 2007	1,234
Topix Index	2	282,742	December 2007	17,908
				19,142

STATEMENT OF ASSETS AND LIABILITIES

September 30, 2007

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments:	205,099,238	248,898,188
Cash denominated in foreign currencies	1,609,106	1,630,306
Due from broker		460,000a
Receivable for investment securities sold		7,283,632
Dividends and interest receivable		541,159
Receivable for shares of Beneficial Interest subscribed		167,270
Net unrealized appreciation on forward currency exchange contracts–Note 4		1
Prepaid expenses		29,946
		259,010,502
Liabilities ($):		
Due to The Boston Company Asset Management, LLC and affiliates–Note 3(c)		352,963
Due to Administrator–Note 3(a)		47,986
Cash overdraft due to Custodian		2,931,172
Payable for investment securities purchased		2,445,496
Payable for shares of Beneficial Interest redeemed		1,370,468
Net unrealized depreciation on forward currency exchange contracts–Note 4		35,954
Payable for futures variation margin–Note 4		7,345
Accrued expenses		95,816
		7,287,200
Net Assets ($)		**251,723,302**
Composition of Net Assets ($):		
Paid-in capital		137,361,580
Accumulated undistributed investment income–net		996,696
Accumulated net realized gain (loss) on investments		69,494,512
Accumulated net unrealized appreciation (depreciation) on investments and foreign currency transactions (including $19,142 net unrealized appreciation on finanical futures)		43,870,514
Net Assets ($)		**251,723,302**

Net Asset Value Per Share

	Class A	Class B	Class C	Class I	Class T
Net Assets ($)	171,724,995	16,562,610	61,753,389	767,899	914,409
Shares Outstanding	5,568,598	551,832	2,057,519	24,512	29,855
Net Asset Value Per Share ($)	**30.84**	**30.01**	**30.01**	**31.33**	**30.63**

a   *Represents collateral for open financial futures positions.*
See notes to financial statements.

STATEMENT OF OPERATIONS
Year Ended September 30, 2007

Investment Income ($):	
Income:	
Cash dividends (net of $38,848 foreign taxes withheld at source):	
Unaffiliated issuers	713,243
Affiliated issuers	37,421
Interest income	2,955
Net investment income allocated from Portfolio:	
Cash dividends (net of $649,891 foreign taxes withheld at source):	
Unaffiliated issuers	5,560,407
Affiliated issuers	183,994
Interest income	71,374
Expenses	(3,399,336)
Total Income	**3,170,058**
Expenses:	
Investment advisory–Note 3(a)	476,403
Shareholder servicing costs–Note 3(c)	1,190,708
Distribution fees–Note 3(b)	712,518
Administrative fees–Note 3(a)	367,274
Custodian fees–Note 3 (c)	84,500
Professional fees	69,627
Registration fees	66,067
Prospectus and shareholders' reports	36,150
Trustees' fees and expenses–Note 3(d)	35,582
Miscellaneous	12,838
Total Expenses	**3,051,667**
Less–reduction in expenses due to undertaking–Note 3(a)	(95,850)
Less–reimbursement of fund operating expenses–Note 3(a)	(34,592)
Net Expenses	**2,921,225**
Investment Income–Net	**248,833**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments and foreign currency transactions	23,214,650
Net realized gain (loss) on financial futures	(71,520)
Net realized gain (loss) on forward currency exchange contracts	(139,239)
Net realized gain (loss) on investments allocated from Portfolio	61,269,988
Net Realized Gain (Loss)	**84,273,879**
Net unrealized appreciation (depreciation) on investments, and foreign currency transactions (including $19,142 net unrealized appreciation on financial futures)	(35,846,903)
Net unrealized appreciation (depreciation) on investments allocated from Portfolio	19,353,139
Net Unrealized Appreciation (Depreciation)	**(16,493,764)**
Net Realized and Unrealized Gain (Loss) on Investments	**67,780,115**
Net Increase in Net Assets Resulting from Operations	**68,028,948**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended September 30,	
	2007 [a]	2006
Operations ($):		
Investment income—net	248,833	797,012
Net realized gain (loss) on investments	84,273,879	27,708,387
Net unrealized appreciation (depreciation) on investments	(16,493,764)	26,902,565
Net Increase (Decrease) in Net Assets Resulting from Operations	**68,028,948**	**55,407,964**
Dividends to Shareholders from ($):		
Investment income—net:		
Class A shares	(1,046,716)	(211,060)
Class I shares	(86,830)	(1,386)
Class T shares	(1,399)	(30)
Net realized gain on investments:		
Class A shares	(15,349,408)	(1,155,422)
Class B shares	(1,084,120)	(111,951)
Class C shares	(4,791,776)	(372,642)
Class I shares	(845,146)	(4,285)
Class T shares	(61,283)	(6,695)
Total Dividends	**(23,266,678)**	**(1,863,471)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Class A shares	46,534,320	164,402,248
Class B shares	378,060	6,335,851
Class C shares	8,668,869	35,360,820
Class I shares	20,116,958	12,474,335
Class T shares	20,242	179,490

| | Year Ended September 30, | |
	2007[a]	2006
Beneficial Interest Transactions ($) (continued):		
Dividends reinvested:		
Class A shares	8,973,028	799,038
Class B shares	780,149	84,589
Class C shares	1,616,801	131,890
Class I shares	352,904	4,952
Class T shares	56,180	6,037
Cost of shares redeemed:		
Class A shares	(158,068,715)	(57,708,208)
Class B shares	(3,767,271)	(3,980,781)
Class C shares	(30,773,498)	(9,462,605)
Class I shares	(26,512,748)	(5,750,183)
Class T shares	(261,567)	(203,889)
Increase (Decrease) in Net Assets		
** from Beneficial Interest Transactions**	**(131,886,288)**	**142,673,584**
Total Increase (Decrease) in Net Assets	**(87,124,018)**	**196,218,077**
Net Assets ($):		
Beginning of Period	338,847,320	142,629,243
End of Period	**251,723,302**	**338,847,320**
Undistributed investment income–net	996,696	788,669

	Year Ended September 30,	
	2007[a]	2006
Capital Share Transactions:		
Class A[b]		
Shares sold	1,599,282	6,924,029
Shares issued for dividends reinvested	320,008	34,961
Shares redeemed	(5,450,355)	(2,281,375)
Net Increase (Decrease) in Shares Outstanding	**(3,531,065)**	**4,677,615**
Class B[b]		
Shares sold	13,330	287,834
Shares issued for dividends reinvested	28,400	3,768
Shares redeemed	(131,371)	(160,770)
Net Increase (Decrease) in Shares Outstanding	**(89,641)**	**130,832**
Class C		
Shares sold	306,332	1,551,660
Shares issued for dividends reinvested	58,878	5,869
Shares redeemed	(1,071,986)	(381,397)
Net Increase (Decrease) in Shares Outstanding	**(706,776)**	**1,176,132**
Class I		
Shares sold	670,621	490,661
Shares issued for dividends reinvested	12,470	215
Shares redeemed	(938,460)	(229,836)
Net Increase (Decrease) in Shares Outstanding	**(255,369)**	**261,040**
Class T		
Shares sold	674	8,155
Shares issued for dividends reinvested	2,012	266
Shares redeemed	(8,976)	(8,241)
Net Increase (Decrease) in Shares Outstanding	**(6,290)**	**180**

[a] *Effective June 1, 2007, the fund redesignated Class R shares to Class I shares.*
[b] *During the period ended September 30, 2007, 20,015 Class B shares representing $568,058, were automatically converted to 19,556 Class A shares and during the period ended September 30, 2006, 40,245 Class B shares representing $968,616 were automatically converted to 38,552 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended September 30,				
Class A Shares	2007	2006	2005	2004	2003[a]
Per Share Data ($):					
Net asset value, beginning of period	26.58	21.80	15.78	12.07	8.98
Investment Operations:					
Investment income–net[b]	.07	.12	.18	.11	.06
Net realized and unrealized gain (loss) on investments	6.06	4.85	5.86	3.69	3.03
Total from Investment Operations	6.13	4.97	6.04	3.80	3.09
Distributions:					
Dividends from investment income–net	(.12)	(.03)	(.02)	(.03)	–
Dividends from net realized gain on investments	(1.75)	(.16)	(.00)[c]	(.06)	–
Total Distributions	(1.87)	(.19)	(.02)	(.09)	–
Net asset value, end of period	30.84	26.58	21.80	15.78	12.07
Total Return (%)[d]	23.81	22.95	38.33	31.66	34.41[e]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets[f]	1.58	1.58	1.84	4.19	166.94[e]
Ratio of net expenses to average net assets[f]	1.54	1.50	1.63	1.69	1.12[e]
Ratio of net investment income to average net assets[f]	.25	.47	.85	.79	.58[e]
Portfolio Turnover Rate	61.67[e,g]	–	–	–	–
Net Assets, end of period ($ x 1,000)	171,725	241,847	96,397	4,363	32

[a] From February 1, 2003 (commencement of operations) to September 30, 2003.
[b] Based on average shares outstanding at each month end.
[c] Amount represents less than $.01 per share.
[d] Exclusive of sales charge.
[e] Not annualized.
[f] For the period from October 1, 2006 to July 31, 2007 and for the fiscal years ended September 30, 2003-2006, the ratios include the fund's share of The Boston Company International Small Cap Portfolio's (the "Portfolio") allocated expenses.
[g] For the period from October 1, 2006 to July 31, 2007, the fund invested exclusively in the Portfolio under a master/feeder organizational structure that was terminated on August 1, 2007. On that date, the fund withdrew entirely from the Portfolio and received the Portfolio's securities and cash in exchange for its interest in the Portfolio. Effective August 1, 2007, the fund began investing directly in the securities in which the Portfolio had invested. Portfolio turnover represents investment activity of the fund.

See notes to financial statements.

Class B Shares	Year Ended September 30,				
	2007	2006	2005	2004	2003[a]
Per Share Data ($):					
Net asset value, beginning of period	26.00	21.46	15.62	11.99	8.98
Investment Operations:					
Investment income (loss)–net[b]	(.16)	(.09)	.02	.00[c]	.01
Net realized and unrealized gain (loss) on investments	5.92	4.79	5.82	3.70	3.00
Total from Investment Operations	5.76	4.70	5.84	3.70	3.01
Distributions:					
Dividends from investment income–net	–	–	–	(.01)	–
Dividends from net realized gain on investments	(1.75)	(.16)	(.00)[c]	(.06)	–
Total Distributions	(1.75)	(.16)	(.00)[c]	(.07)	–
Net asset value, end of period	30.01	26.00	21.46	15.62	11.99
Total Return (%)[d]	22.83	21.97	37.47	30.94	33.52[e]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets[f]	2.39	2.39	2.68	4.93	167.44[e]
Ratio of net expenses to average net assets[f]	2.34	2.25	2.38	2.44	1.61[e]
Ratio of net investment income (loss) to average net assets[f]	(.56)	(.36)	.10	.02	.08[e]
Portfolio Turnover Rate	61.67[e,g]	–	–	–	–
Net Assets, end of period ($ x 1,000)	16,563	16,681	10,961	2,202	73

[a] *From February 1, 2003 (commencement of operations) to September 30, 2003.*
[b] *Based on average shares outstanding at each month end.*
[c] *Amount represents less than $.01 per share.*
[d] *Exclusive of sales charge.*
[e] *Not annualized.*
[f] *For the period from October 1, 2006 to July 31, 2007 and for the fiscal years ended September 30, 2003-2006, the ratios include the fund's share of The Boston Company International Small Cap Portfolio's (the "Portfolio") allocated expenses.*
[g] *For the period from October 1, 2006 to July 31, 2007, the fund invested exclusively in the Portfolio under a master/feeder organizational structure that was terminated on August 1, 2007. On that date, the fund withdrew entirely from the Portfolio and received the Portfolio's securities and cash in exchange for its interest in the Portfolio. Effective August 1, 2007, the fund began investing directly in the securities in which the Portfolio had invested. Portfolio turnover represents investment activity of the fund.*
See notes to financial statements.

Class C Shares	Year Ended September 30,				
	2007	2006	2005	2004	2003[a]
Per Share Data ($):					
Net asset value, beginning of period	25.99	21.46	15.62	11.99	8.98
Investment Operations:					
Investment income (loss)−net[b]	(.15)	(.08)	.04	.00[c]	.01
Net realized and unrealized gain (loss) on investments	5.92	4.77	5.80	3.69	3.00
Total from Investment Operations	5.77	4.69	5.84	3.69	3.01
Distributions:					
Dividends from investment income−net	–	–	–	(.00)[c]	–
Dividends from net realized gain on investments	(1.75)	(.16)	(.00)[c]	(.06)	–
Total Distributions	(1.75)	(.16)	(.00)[c]	(.06)	–
Net asset value, end of period	30.01	25.99	21.46	15.62	11.99
Total Return (%)[d]	22.88	21.97	37.40	30.89	33.52[e]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets[f]	2.34	2.36	2.61	4.93	167.43[e]
Ratio of net expenses to average net assets[f]	2.30	2.25	2.38	2.44	1.61[e]
Ratio of net investment income (loss) to average net assets[f]	(.52)	(.31)	.10	.02	.09[e]
Portfolio Turnover Rate	61.67[e,g]	–	–	–	–
Net Assets, end of period ($ x 1,000)	61,753	71,853	34,078	1,055	50

[a] From February 1, 2003 (commencement of operations) to September 30, 2003.
[b] Based on average shares outstanding at each month end.
[c] Amount represents less than $.01 per share.
[d] Exclusive of sales charge.
[e] Not annualized.
[f] For the period from October 1, 2006 to July 31, 2007 and for the fiscal years ended September 30, 2003-2006, the ratios include the fund's share of The Boston Company International Small Cap Portfolio's (the "Portfolio") allocated expenses.
[g] For the period from October 1, 2006 to July 31, 2007, the fund invested exclusively in the Portfolio under a master/feeder organizational structure that was terminated on August 1, 2007. On that date, the fund withdrew entirely from the Portfolio and received the Portfolio's securities and cash in exchange for its interest in the Portfolio. Effective August 1, 2007, the fund began investing directly in the securities in which the Portfolio had invested. Portfolio turnover represents investment activity of the fund.

See notes to financial statements.

	Year Ended September 30,				
Class I Shares	2007[a]	2006	2005	2004	2003[b]
Per Share Data ($):					
Net asset value, beginning of period	26.84	21.97	15.84	12.07	8.98
Investment Operations:					
Investment income—net[c]	.21	.27	.22	.14	.08
Net realized and unrealized gain (loss) on investments	6.21	4.80	5.94	3.73	3.01
Total from Investment Operations	6.42	5.07	6.16	3.87	3.09
Distributions:					
Dividends from investment income—net	(.18)	(.04)	(.03)	(.04)	–
Dividends from net realized gain on investments	(1.75)	(.16)	(.00)[d]	(.06)	–
Total Distributions	(1.93)	(.20)	(.03)	(.10)	–
Net asset value, end of period	31.33	26.84	21.97	15.84	12.07
Total Return (%)	24.70	23.24	38.98	32.22	34.41[e]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets[f]	1.23	1.31	1.68	3.94	166.78[e]
Ratio of net expenses to average net assets[f]	1.22	1.25	1.38	1.44	.95[e]
Ratio of net investment income to average net assets[f]	.69	1.05	1.11	1.00	.74[e]
Portfolio Turnover Rate	61.67[e,g]	–	–	–	–
Net Assets, end of period ($ x 1,000)	768	7,512	414	139	9

[a] *Effective June 1, 2007, the fund redesignated Class R shares to Class I shares.*
[b] *From February 1, 2003 (commencement of operations) to September 30, 2003.*
[c] *Based on average shares outstanding at each month end.*
[d] *Amount represents less than $.01 per share.*
[e] *Not annualized.*
[f] *For the period from October 1, 2006 to July 31, 2007 and for the fiscal years ended September 30, 2003-2006, the ratios include the fund's share of The Boston Company International Small Cap Portfolio's (the "Portfolio") allocated expenses.*
[g] *For the period from October 1, 2006 to July 31, 2007, the fund invested exclusively in the Portfolio under a master/feeder organizational structure that was terminated on August 1, 2007. On that date, the fund withdrew entirely from the Portfolio and received the Portfolio's securities and cash in exchange for its interest in the Portfolio. Effective August 1, 2007, the fund began investing directly in the securities in which the Portfolio had invested. Portfolio turnover represents investment activity of the fund.*

See notes to financial statements.

Class T Shares	Year Ended September 30,				
	2007	2006	2005	2004	2003[a]
Per Share Data ($):					
Net asset value, beginning of period	26.41	21.69	15.72	12.03	8.98
Investment Operations:					
Investment income (loss)–net[b]	(.02)	.02	.14	.07	.04
Net realized and unrealized gain (loss) on investments	6.03	4.86	5.83	3.70	3.01
Total from Investment Operations	6.01	4.88	5.97	3.77	3.05
Distributions:					
Dividends from investment income–net	(.04)	(.00)[c]	(.00)[c]	(.02)	–
Dividends from net realized gain on investments	(1.75)	(.16)	(.00)[c]	(.06)	–
Total Distributions	(1.79)	(.16)	(.00)[c]	(.08)	–
Net asset value, end of period	30.63	26.41	21.69	15.72	12.03
Total Return (%)[d]	23.42	22.62	38.02	31.47	33.96[e]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets[f]	1.88	1.89	2.18	4.43	167.10[e]
Ratio of net expenses to average net assets[f]	1.84	1.75	1.88	1.94	1.28[e]
Ratio of net investment income (loss) to average net assets[f]	(.08)	.09	.60	.50	.41[e]
Portfolio Turnover Rate	61.67[e,g]	–	–	–	–
Net Assets, end of period ($ x 1,000)	914	955	780	69	9

[a] From February 1, 2003 (commencement of operations) to September 30, 2003.
[b] Based on average shares outstanding at each month end.
[c] Amount represents less than $.01 per share.
[d] Exclusive of sales charge.
[e] Not annualized.
[f] For the period from October 1, 2006 to July 31, 2007 and for the fiscal years ended September 30, 2003-2006, the ratios include the fund's share of The Boston Company International Small Cap Portfolio's (the "Portfolio") allocated expenses.
[g] For the period from October 1, 2006 to July 31, 2007, the fund invested exclusively in the Portfolio under a master/feeder organizational structure that was terminated on August 1, 2007. On that date, the fund withdrew entirely from the Portfolio and received the Portfolio's securities and cash in exchange for its interest in the Portfolio. Effective August 1, 2007, the fund began investing directly in the securities in which the Portfolio had invested. Portfolio turnover represents investment activity of the fund.

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier International Small Cap Fund (the "fund") is a separate diversified series of Dreyfus Premier Stock Funds (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering three series. The investment objective seeks long-term growth of capital. The Boston Company Asset Management, LLC ("TBCAM") serves as the fund's investment adviser. The Dreyfus Corporation (the "Administrator" or "Dreyfus"), an affiliate of TBCAM, serves as the fund's Administrator.

On July 1, 2007, Mellon Financial Corporation ("Mellon Financial") and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation ("BNY Mellon"). As part of this transaction, Dreyfus became a wholly-owned subsidiary of BNY Mellon.

On May 8, 2007, the Board of Trustees approved a series of proposals related to terminating the fund's master/feeder structure, and converting the fund to a stand-alone fund.. Prior to August 1, 2007, the fund had invested substantially all of its investable assets in The Boston Company International Small Cap Portfolio (the "Portfolio"), a subtrust of the Mellon Institutional Funds Master Portfolio, a New York trust. The Portfolio had investment objectives, policies and limitations substantially identical to those of the fund. On August 1, 2007, the fund received net assets with a value of $403,028,492, which included net unrealized appreciation of $20,383,721 which represents the differential in the fund's cost basis of the Portfolio and the fund's cost basis of the securities received in connection with the tax-free exchange and is included in the Paid-in-Capital in the Statement of Assets and Liabilities. Effective August 1, 2007, the fund invests directly in portfolio securities and no longer operates as a "feeder fund" in its former master/feeder structure. Also, on August 1, 2007, the fund re-opened to new investors. The Board of Trustees also approved a new investment advisory agreement with TBCAM and a new administration agreement with Dreyfus, effective on August 1, 2007, at the same fee levels as the prior agreements.

The fund's Board of Trustees approved the redesignation of the fund's Class R shares as Class I shares, effective June 1, 2007. The description of the eligibility requirements for Class I shares remains the same as it was for Class R shares.

MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of Dreyfus, is the distributor of the fund's shares. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Class A, Class B, Class C, Class I and Class T. Class A and Class T shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. The fund no longer offers Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Class I shares are sold at net asset value per share only to institutional investors. Other differences between the classes include the services offered to and the expenses borne by each class, the allocation of certain transfer agency costs and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Registered open-end investment companies that are not traded on an exchange are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Trustees. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Trustees, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Foreign currency transactions: The fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains or losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits, if any, as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of Dreyfus, the fund may lend securities to qualified institutions. It is the fund's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Dreyfus. The fund is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(d) Affiliated issuers: Investments in other investment companies advised by Dreyfus are defined as "affiliated" in the Act.

(e) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, if any, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(f) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

At September 30, 2007, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $4,678,189, undistributed capital gains $66,938,088 and unrealized appreciation $42,745,445.

The tax characters of distributions paid to shareholders during the fiscal periods ended September 30, 2007 and September 30, 2006 were as follows: ordinary income $1,134,945 and $288,644 and long-term capital gains $22,131,733 and $1,574,827, respectively.

During the period ended September 30, 2007, as a result of permanent book to tax differences, primarily due to the tax treatment for passive foreign investment companies, foreign currency gains and losses and tax allocation adjustments related to master/feeder structure through July 31, 2007, the fund increased accumulated undistributed investment income-net by $1,094,139, decreased accumulated net realized gain (loss) on investments by $10,169,116 and increased paid-in capital by $9,074,977. Net assets and net asset value per share were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. During the period ended September 30, 2007, the fund did not borrow under the Facility.

NOTE 3—Investment Advisory Fee, Administration Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Advisory Agreement with Dreyfus, the investment advisory fee is computed at the annual rate of 1% of the value of the fund's average daily net assets and is payable monthly. From the period October 1, 2006 to July 31, 2007, the investment advisory fee was paid at the Portfolio level and the fund was allocated $3,184,756 of investment advisory fees which is included in Expenses Allocated from Portfolio in the Statement of Operations. From the period August 1, 2007 to September 30, 2007, the fund paid $476,403 for investment advisory fees.

Effective, August 1, 2007, Dreyfus and TBCAM have contractually agreed, with respect to each class of fund shares, to assume the expenses of the class so that such expenses do not exceed the annual rates of expenses of 1.50% for Class A, 2.31% for Class B, 2.28% for Class C, 1.21% for Class I and 1.80% for Class T, until the fiscal year end following such time as the expenses are equal to or less than such annual rate for each class. Effective September 14, 2007, TBCAM agreed to waive receipt of .25% of the fund's contractual management fee rate payable to it by the fund, through September 13, 2008. Because this fee waiver does not change the current expense ratio limitations stated in the prospectus, the fund's total annual fund operating expenses may not be reduced by a full 25% during the 1-year period ended September 13, 2008. The reduction in expenses, pursuant to the undertaking, amounted to $95,850 during the period ended September 30, 2007.

Dreyfus had contractually agreed to waive receipt of its fees and/or assume the expenses of the Portfolio until November 30, 2006, so that fund expenses (excluding Rule 12b-1 distribution plan fees, shareholder service plan fees, taxes, interest, brokerage commissions and extraordinary expenses) do not exceed 1.10% of average net assets. Pursuant to this expense limitation, for the period ended November 30, 2006, Dreyfus voluntarily reimbursed the fund in the amount of $34,592 for its operating expenses.

The fund compensates Dreyfus under an administrative service fee agreement for providing personnel and facilities to perform accounting and administration services for the fund at an annual rate of .10% of the value of the fund's average daily net assets. During the period ended September 30, 2007, the fund was charged $367,274 pursuant to an administrative service fee agreement.

During the period ended September 30, 2007, the Distributor retained $11,147 and $30 from commissions earned on sales of the fund's Class A and Class T shares, respectively, and $29,119 and $10,025 from CDSC on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B, Class C and Class T shares pay the Distributor for distributing their shares at an annual rate of .75% of the value of the average daily net assets of Class B and Class C shares, and .25% of the value of the average daily net assets of Class T shares. During the period ended September 30, 2007, Class B, Class C and Class T shares were charged $132,038, $578,021 and $2,459, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay the Distributor at the annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended September 30, 2007, Class A, Class B, Class C and Class T shares were charged $639,452, $44,012, $192,674 and $2,459, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of Dreyfus, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended September 30, 2007, the fund was charged $106,137 pursuant to the transfer agency agreement.

The fund compensates Mellon Bank, N.A., an affiliate of Dreyfus, under a custody agreement for providing custodial services for the fund. During the period ended September 30, 2007, the fund was charged $84,500 pursuant to the custody agreement.

During the period ended September 30, 2007, the fund was charged $4,579 for services performed by the Chief Compliance Officer.

The components of "Due to TBCAM and affiliates" in the Statement of Assets and Liabilities consist of: investment advisory fees $180,031, Rule 12b-1 distribution plan fees $49,260, shareholder services plan fees $52,499, custodian fees $84,500, chief compliance officer fees $2,411 and transfer agency per account fees $15,690, which are offset against a reimbursement currently in effect in the amount of $31,428.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(e) Pursuant to an exemptive order from the SEC, the fund may invest its available cash balances in affiliated money market mutual funds. Management fees of the underlying money market mutual funds have been waived by Dreyfus.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, financial futures and forward currency exchange contracts, during the period ended September 30, 2007, amounted to $335,152,551 and $152,539,597, respectively.

The fund may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The fund is exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the fund to "mark to market" on a daily basis, which reflects the change in market value of the contracts at the close of each day's trading. Accordingly, variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, the fund recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. Contracts open at September 30, 2007, are set forth in the Statement of Financial Futures.

The fund enters into forward currency exchange contracts in order to hedge its exposure to changes in foreign currency exchange rates on its foreign portfolio holdings and to settle foreign currency transactions. When executing forward currency exchange contracts, the fund is obligated to buy or sell a foreign currency at a specified rate on a certain date in the future. With respect to sales of forward currency exchange contracts, the fund would incur a loss if the value of the contract increases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract decreases between those dates. With respect to purchases of forward currency exchange contracts, the fund would incur a loss if the value of the contract decreases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract increases between those dates. The fund is also exposed to credit risk associated with counterparty nonperformance on these forward currency exchange contracts which is typically limited to the unrealized gain on each open contract. The following summarizes open forward currency exchange contracts at September 30, 2007:

Forward Currency Exchange Contracts	Foreign Currency Amounts	Cost ($)	Value ($)	Unrealized Appreciation (Depreciation) ($)
Purchase;				
Japanese Yen, expiring 10/2/2007	209,721	1,824	1,825	1
Sales:		Proceeds ($)		
Australian Dollar, expiring 10/2/2007	942,415	835,370	836,299	(929)
Swiss Franc, expiring 10/1/2007	320,520	273,715	275,408	(1,693)
Danish Krone, expiring 10/1/2007	176,283	33,481	33,725	(244)
Euro, Euro, expiring 10/2/2007	331,317	471,100	472,557	(1,457)
British Pound, expiring 10/1/2007	761,398	1,541,983	1,557,896	(15,913)
British Pound, expiring 10/2/2007	154,226	314,436	315,562	(1,126)
Japanese Yen, expiring 10/1/2007	99,285,428	858,202	864,291	(6,089)
Norwegian Krone, expiring 10/1/2007	434,372	79,377	80,488	(1,111)
Swedish Krona, expiring 10/1/2007	611,373	93,779	94,860	(1,081)
Singapore Dollar, expiring 10/1/2007	34,292	23,013	23,089	(76)
Total				**(35,953)**

At September 30, 2007, the cost of investments for federal income tax purposes was $206,224,307; accordingly, accumulated net unrealized appreciation on investments was $42,673,881, consisting of $53,555,708 gross unrealized appreciation and $10,881,827 gross unrealized depreciation.

NOTE 5—Change in Independent Registered Public Accounting Firm:

PricewaterhouseCoopers LLP ("PWC"), 300 Madison Avenue, 28th Floor, New York New York 10017, an independent registered public accounting firm, was the independent registered public accounting firm for the fund for the fiscal year ended September 30, 2006. At meetings held on May 8, 2007, the Audit Committee and the Board of Trustees of the Company engaged Ernst & Young LLP to replace PWC as the independent registered public accounting firm for the Company, effective upon the completion of services related to the audit of the 2006 financial statements of the Company.

During the Company's past four fiscal years and any subsequent interim period: (i) no report on the Company's financial statements contained an adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles; and (ii) there were no "disagreements" (as such term is used in Item 304 of Regulation S-K) with PWC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of PWC, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its report.

NOTE 6—Subsequent Event:

A redemption fee of 2% will be assessed on redemptions (including exchanges) of fund shares purchased on or after December 1, 2007 and held for less than sixty days.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees
Dreyfus Premier International Small Cap Fund

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Premier International Small Cap Fund (one of the funds comprising Dreyfus Premier Stock Funds.), as of September 30, 2007, and the related statement of operations, the statement of changes in net assets and financial highlights for the year then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audit. The statement of changes in net assets of Dreyfus Premier International Small Cap Fund for the year ended September 30, 2006 and the financial highlights for each of the periods through September 30, 2006, were audited by other auditors whose report dated November 17, 2006, expressed an unqualified opinion on the statement and financial highlights.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities as of September 30, 2007 by correspondence with the custodian and others. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus International Premier Small Cap Fund at September 30, 2007, and the results of its operations, the changes in its net assets and financial highlights for the year then ended, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

New York, New York
November 27, 2007

IMPORTANT TAX INFORMATION (Unaudited)

In accordance with federal tax law, the fund elects to provide each shareholder with their portion of the fund's foreign taxes paid and the income sourced from foreign countries. Accordingly, the fund hereby makes the following designations regarding its fiscal year ended September 30, 2007:

— the total amount of taxes paid to foreign countries was $682,639

— the total amount of income sourced from foreign countries was $4,681,272.

As required by federal tax law rules, shareholders will receive notification of their proportionate share of foreign taxes paid and foreign sourced income for the 2007 calendar year with Form 1099-DIV which will be mailed by January 31, 2008. Also certain dividends paid by the fund may be subject to a maximum tax rate of 15%, as provided for by the Jobs and Growth Tax Relief Reconciliation Act of 2003. Of the distributions paid during the fiscal year, $1,134,945 represents the maximum amount that may be considered qualified dividend income. Also, the fund designates $1.7520 per share as a long-term capital gain distribution paid on December 18, 2006.

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (63)
Chairman of the Board (2003)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Sunair Services Corporation, a provider of certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 163

————————

David W. Burke (71)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee.

Other Board Memberships and Affiliations:
• John F. Kennedy Library Foundation, Director

No. of Portfolios for which Board Member Serves: 88

————————

William Hodding Carter III (72)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Professor of Leadership & Public Policy, University of North Carolina, Chapel Hill (January 1, 2006-present)
• President and Chief Executive Officer of the John S. and James L. Knight Foundation (February 1, 1998-February 1, 2006)

Other Board Memberships and Affiliations:
• The Century Foundation, Emeritus Director
• The Enterprise Corporation of the Delta, Director

No. of Portfolios for which Board Member Serves: 27

————————

Gordon J. Davis (66)
Board Member (2007)

Principal Occupation During Past 5 Years:
• Partner in the law firm of LeBoeuf, Lamb, Greene & MacRae, LLP
• President, Lincoln Center for the Performing Arts, Inc. (2001)

Other Board Memberships and Affiliations:
• Consolidated Edison, Inc., a utility company, Director
• Phoenix Companies, Inc., a life insurance company, Director
• Board Member/Trustee for several not-for-profit groups

No. of Portfolios for which Board Member Serves: 36

Joni Evans (65)
Board Member (2007)

Principal Occupation During Past 5 Years:
• Principal, Joni Evans Ltd.
• Senior Vice President of the William Morris Agency (2005)

No. of Portfolios for which Board Member Serves: 27

——————————

Ehud Houminer (67)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Executive-in-Residence at the Columbia Business School, Columbia University

Other Board Memberships and Affiliations:
• Avnet Inc., an electronics distributor, Director
• International Advisory Board to the MBA Program School of Management, Ben Gurion University, Chairman

No. of Portfolios for which Board Member Serves: 67

——————————

Richard C. Leone (67)
Board Member (2003)

Principal Occupation During Past 5 Years:
• President of The Century Foundation (formerly, The Twentieth Century Fund, Inc.), a tax exempt research foundation engaged in the study of economic, foreign policy and domestic issues

Other Board Memberships and Affiliations:
• The American Prospect, Director
• Center for American Progress, Director

No. of Portfolios for which Board Member Serves: 27

——————————

Hans C. Mautner (69)
Board Member (2003)

Principal Occupation During Past 5 Years:
• President—International Division and an Advisory Director of Simon Property Group, a real estate investment company (1998-present)
• Director and Vice Chairman of Simon Property Group (1998-2003)
• Chairman and Chief Executive Officer of Simon Global Limited (1999-present)

Other Board Memberships and Affiliations:
• Capital and Regional PLC, a British co-investing real estate asset manager, Director
• Member - Board of Managers of:
  Mezzacappa Long/Short Fund LLC
  Mezzacappa Partners LLC

No. of Portfolios for which Board Member Serves: 27

Robin A. Melvin (44)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Director, Boisi Family Foundation, a private family foundation that supports youth-serving organizations that promote the self sufficiency of youth from disadvantaged circumstances

No. of Portfolios for which Board Member Serves: 27

————————

Burton N. Wallack (56)
Board Member (2007)

Principal Occupation During Past 5 Years:
• President and co-owner of Wallack Management Company, a real estate management company

No. of Portfolios for which Board Member Serves: 27

————————

John E. Zuccotti (70)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Chairman of Brookfield Financial Properties, Inc.
• Senior Counsel of Weil, Gotshal & Manges, LLP
• Chairman of the Real Estate Board of New York

Other Board Memberships and Affiliations:
• Emigrant Savings Bank, Director
• Wellpoint, Inc., Director
• Visiting Nurse Service of New York, Director
• Columbia University, Trustee
• Doris Duke Charitable Foundation, Trustee

No. of Portfolios for which Board Member Serves: 27

————————

Once elected all Board Members serve for an indefinite term, but achieve Emeritus status upon reaching age 80. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

Arnold S. Hiatt, Emeritus Board Member

J. DAVID OFFICER, President since December 2006.

Chief Operating Officer, Vice Chairman and a Director of the Manager, and an officer of 82 investment companies (comprised of 163 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since April 1998.

PHILLIP N. MAISANO, Executive Vice President since July 2007.

Chief Investment Officer, Vice Chair and a director of the Manager, and an officer of 82 investment companies (comprised of 163 portfolios) managed by the Manager. Mr. Maisano also is an officer and/or Board member of certain other investment management subsidiaries of The Bank of New York Mellon Corporation, each of which is an affiliate of the Manager. He is 60 years old and has been an employee of the Manager since November 2006. Prior to joining the Manager, Mr. Maisano served as Chairman and Chief Executive Officer of EACM Advisors, an affiliate of the Manager, since August 2004, and served as Chief Executive Officer of Evaluation Associates, a leading institutional investment consulting firm, from 1988 until 2004.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 180 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 83 investment companies (comprised of 180 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 180 portfolios) managed by the Manager. She is 51 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 180 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 180 portfolios) managed by the Manager. She is 44 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 180 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 180 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 180 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 83 investment companies (comprised of 180 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since April 1985.

ROBERT ROBOL, Assistant Treasurer since August 2003.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 83 investment companies (comprised of 180 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since October 1988.

ROBERT SALVIOLO, Assistant Treasurer since May 2007.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 83 investment companies (comprised of 180 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since June 1989.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 83 investment companies (comprised of 180 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 83 investment companies (comprised of 180 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (83 investment companies, comprised of 180 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 50 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 79 investment companies (comprised of 176 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

Dreyfus Premier
International Small Cap Fund
200 Park Avenue
New York, NY 10166

Investment Advisor
(to the Master Portfolio)
The Boston Company
Asset Management, LLC
Mellon Financial Center
One Boston Place
Boston, MA 02108

Administrator
The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian and Sub-Administrator

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

| **Ticker Symbols:** | Class A: DSMAX | Class B: DSMBX | Class C: DSMCX |
| | Class I: DSMRX | Class T: DSMTX | |

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2007, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



© 2007 MBSC Securities Corporation   0500AR0907

Dreyfus Premier Small Cap Equity Fund

ANNUAL REPORT September 30, 2007



Dreyfus

A BNY Mellon Company℠

Save time. Save paper. View your next shareholder report online as soon as it's available. Log into www.dreyfus.com and sign up for Dreyfus eCommunications. It's simple and only takes a few minutes.

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Not FDIC-Insured • Not Bank-Guaranteed • May Lose Value

Contents



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Premier Small Cap Equity Fund, covering the 12-month period from October 1, 2006, through September 30, 2007.

An intensifying credit crisis over the summer of 2007 produced heightened turbulence in U.S. financial markets. As credit concerns spread from the sub-prime mortgage sector of the bond market to other areas of the financial markets, investors' appetite for risk shifted from ample to cautious. This change led to sharp stock market declines in July and early August. However, rate cuts from the Federal Reserve Board (the "Fed") in August and September seemed to restore investor confidence, and some equity market indices ended the reporting period near their all-time highs.

It appears that the downside risks to the U.S. economy have increased, with the housing recession and consumer slowdown likely to be more intense than previously expected. Plus, a weakening U.S. dollar and rising commodities and energy prices have given the Fed the daunting task of balancing both inflationary concerns and the risk of an economic slowdown simultaneously. In our view, we believe that the U.S. economy is still quite resilient and the Fed's recent actions are likely to continue to produce opportunities for some market sectors and additional challenges for others. Since each investor's situation is unique, we encourage you to talk about these investment matters with your financial advisor, who can help you make the right adjustments for your portfolio.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Managers.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
October 15, 2007



DISCUSSION OF FUND PERFORMANCE

For the period of October 1, 2006, through September 30, 2007, as provided by Joseph M. Corrado, CFA, Stephanie K. Brandaleone, CFA, and Edward R. Walter, CFA, Portfolio Managers

Fund and Market Performance Overview

Despite heightened volatility stemming from a summertime credit crisis, stocks posted respectable returns for the reporting period due to healthy corporate earnings and optimism that lower short-term interest rates will help forestall a recession. The fund produced higher returns than its current and previous benchmarks, primarily due to strong security selection in the information technology, health care, energy and industrials sectors.

For the 12-month period ended September 30, 2007, Dreyfus Premier Small Cap Equity Fund produced total returns of 10.00% for its Class A shares, 9.05% for its Class B shares, 9.13% for its Class C shares, 10.27% for its Class I shares and 9.47% for its Class T shares.[1] On August 1, 2007, the Russell 2500 Value Index, which achieved an 8.79% return for the reporting period, became the fund's benchmark index. The fund's previous benchmark, the Russell 2000 Value Index, provided a total return of 6.09% for the same period.[2]

The Fund's Investment Approach

The fund seeks long-term growth of capital. The fund invests, under normal circumstances, at least 80% of its assets in the stocks of small-cap U.S. companies, and may invest up to 15% of its assets in foreign companies.

We seek to identify companies with stocks trading at prices below their intrinsic values. We measure value by evaluating each company's valuation multiples (price/earnings, price/sales, price/cash flow), current competitive position and expected business growth relative to its industry. We focus primarily on individual stock selection to produce a diversified portfolio of companies that we believe are undervalued relative to expected business growth, with the presence of a catalyst (such as a corporate restructuring, change in management or spin-off) that may trigger a price increase.

Stocks Advanced Despite Economic and Credit Concerns

Small-cap stocks rallied early in the reporting period amid moderate economic growth, stable short-term interest rates and rising corporate earnings. At the time, investors maintained an ample appetite for risk, which benefited shares of smaller companies more than their larger counterparts. However, the market environment changed dramatically in mid-June 2007, when credit concerns in the sub-prime mortgage sector spread to other areas of the financial markets. In the ensuing market turbulence, newly risk-averse investors engaged in a "flight to quality," and larger, higher-quality companies returned to favor.

The Federal Reserve Board attempted to improve market liquidity by reducing key short-term interest rates. These moves bolstered investor confidence that a recession could be avoided, sparking a market rally late in the reporting period.

The Fund Participated Substantially in the Market's Gains

The fund participated to a substantial degree in the small-cap market's advance. The fund achieved particularly strong results among information technology companies, including electron microscope maker FEI Company, which gained greater penetration of nanotechnology markets. A number of semiconductor companies also produced above-average returns during the reporting period. In the communications equipment industry group, the fund scored successes with consumer networking equipment manufacturer Net Gear and telecommunications and military networking specialist Comtech Telecommunications.

In the health care sector, home care services provider OptionCare was acquired by pharmacy chain Walgreen, and medical helicopter services contractor Air Methods captured a larger share of hospital and municipal markets. The energy sector led the benchmark's performance during the reporting period, and the fund participated in its strength through holdings such as oil well drilling equipment maker Hydrill, and oil and gas operations specialty service provider CARBO Ceramics, which boosted earnings after adding to manufacturing capacity. Among industrial companies, engineering and construction firm Infrasource Services was acquired by energy services company Quanta Services while Shaw Group gained value in an improved global environment for the construction of nuclear power plants as more nations develop alternatives to fossil fuels.

Conversely, some holdings and industry groups detracted from the fund's performance during the reporting period. For example, regional electric utility PNM Resources was unable to pass along higher commodity costs to its customers, and the fund's underweight position in the materials sector prevented it from participating fully in the area's strength.

Finding Value Opportunities Among Small-Cap Companies

Although our "bottom-up" investment process does not directly consider macroeconomic trends, we are aware that the U.S. economy is in the later stages of its cycle and some market indices recently have set new record highs. In our judgment, our relatively cautious, value-oriented approach to security selection is well positioned for this environment, as it places a high degree of emphasis on characteristics of individual companies such as solid business fundamentals, healthy balance sheets and the ability to generate cash consistently. We recently have found fewer opportunities meeting our criteria among industrial companies, which have reached fuller valuations, and more in the information technology, health care and consumer discretionary areas, which have offered better values after extended periods of underperformance.

October 15, 2007

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than original cost. Return figures provided reflect the absorption of certain fund expenses by The Dreyfus Corporation and The Boston Company Asset Management, LLC. Had these expenses not been absorbed, returns would have been lower. **Part of the fund's recent performance is attributable to positive returns from its initial public offering (IPO) investments. There can be no guarantee that IPOs will have or continue to have a positive effect on fund performance. Currently, the fund is relatively small in asset size. IPOs tend to have a reduced effect on performance as a fund's asset base grows.***

[2] *SOURCE: LIPPER INC.— Reflects the reinvestment of dividends and, where applicable, capital gain distributions. The Russell 2000 Value Index is an unmanaged index, which measures the performance of those Russell 2000 companies with lower price-to-book ratios and lower forecasted growth value. The Russell 2500 Value Index is a widely accepted, unmanaged index, which measures the performance of those Russell 2500 companies with lower price-to-book ratios and lower forecasted growth value.*

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Premier Small Cap Equity Fund Class A shares, Class B shares, Class C shares, Class I shares and Class T shares with the Russell 2500 Value Index and the Russell 2000 Value Index

† *Source: Lipper Inc.*

Past performance is not predictive of future performance.

Part of the fund's recent performance is attributable to positive returns from its initial public offering (IPO) investments. There can be no guarantee that IPOs will have or continue to have a positive effect on fund performance.

The above graph compares a $10,000 investment made in Class A, Class B, Class C, Class I and Class T shares of Dreyfus Premier Small Cap Equity Fund on 2/1/00 (inception date) to a $10,000 investment made in each of the Russell 2000 Value Index (the "Russell 2000 Index") and the Russell 2500 Value Index (the "Russell 2500 Index") on that date. Performance for each share class will vary from the performance of the fund's other share classes due to differences in charges and expenses. All dividends and capital gain distributions are reinvested.

Effective 8/1/07, the fund's benchmark changed from the Russell 2000 Value Index to the Russell 2500 Value Index.

Prior to 8/1/07, the fund invested its assets in a "master portfolio" that had the same investment objective and policies as the fund. This master/feeder arrangement was terminated on 8/1/07 and the fund operates as a stand alone fund. Performance information represents the performance of the predecessor master portfolio (and its predecessor fund) and the expenses of the master portfolio's predecessor fund through January 31, 2003 and the fund's performance and expense structure thereafter. The master portfolio's predecessor fund contributed all of its assets to the master portfolio before the fund commenced investment operations on 2/1/03. 2/1/00 represents the inception date of the master portfolio's unregistered predecessor fund.

The fund's performance shown in the line graph takes into account the maximum initial sales charges on Class A and Class T shares and all other applicable fees and expenses on all classes. The Russell 2000 Index is an unmanaged index which measures the performance of those Russell 2000 companies with lower price-to-book ratios and lower forecasted growth values. The Russell 2500 Index is an unmanaged index which measures the performance of those Russell 2500 companies with lower price-to-book ratios and lower forecasted growth values. The indices do not take into account charges, fees and other expenses which can contribute to the Index potentially outperforming or underperforming the fund. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

Average Annual Total Returns *as of 9/30/07*

	Inception Date	1 Year	5 Years	From Inception
Class A shares				
with maximum sales charge (5.75%)	**2/1/00**	**3.67%**	**18.40%**	**12.91%**
without sales charge	**2/1/00**	**10.00%**	**19.81%**	**13.78%**
Class B shares				
with applicable redemption charge [†]	**2/1/00**	**5.05%**	**18.74%**	**13.44%**
without redemption	**2/1/00**	**9.05%**	**18.94%**	**13.44%**
Class C shares				
with applicable redemption charge [††]	**2/1/00**	**8.13%**	**18.93%**	**13.24%**
without redemption	**2/1/00**	**9.13%**	**18.93%**	**13.24%**
Class I shares	**2/1/00**	**10.27%**	**20.09%**	**13.95%**
Class T shares				
with applicable sales charge (4.5%)	**2/1/00**	**4.55%**	**18.36%**	**12.87%**
without sales charge	**2/1/00**	**9.47%**	**19.45%**	**13.56%**

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. Performance for Class B shares assumes the conversion of Class B shares to Class A shares at the end of the sixth year following the date of purchase.

[†] *The maximum contingent deferred sales charge for Class B shares is 4%. After six years Class B shares convert to Class A shares.*

[††] *The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Small Cap Equity Fund from April 1, 2007 to September 30, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended September 30, 2007

	Class A	Class B	Class C	Class I	Class T
Expenses paid per $1,000†	$ 7.36	$ 12.25	$ 11.41	$ 6.07	$ 10.18
Ending value (after expenses)	$983.10	$978.50	$978.80	$984.20	$980.20

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended September 30, 2007

	Class A	Class B	Class C	Class I	Class T
Expenses paid per $1,000†	$ 7.49	$ 12.46	$ 11.61	$ 6.17	$ 10.35
Ending value (after expenses)	$1,017.65	$1,012.68	$1,013.54	$1,018.95	$1,014.79

† *Expenses are equal to the fund's annualized expense ratio of 1.48% for Class A, 2.47% for Class B, 2.30% for Class C, 1.22% for Class I and 2.05% for Class T, multiplied by the average account value over the period, multiplied by 183/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

September 30, 2007

Common Stocks–99.8%	Shares	Value ($)
Consumer Discretionary–15.9%		
AnnTaylor Stores	22,100 a,b	699,907
Foot Locker	38,670	592,811
Gentex	39,000 a	836,160
J.M. Smucker	12,840	685,913
Jones Apparel Group	8,300	175,379
JoS. A. Bank Clothiers	16,600 b	554,772
Live Nation	32,800 a,b	697,000
M.D.C. Holdings	17,200	704,168
Meredith	13,560	776,988
New York Times, Cl. A	35,550 a	702,468
OfficeMax	22,090	757,024
Regis	20,600	657,346
Scholastic	21,140 b	736,940
Tenneco Automotive	22,590 b	700,516
Timberland, Cl. A	19,000 b	360,240
Williams-Sonoma	26,060 a	850,077
Zale	29,880 b	691,423
		11,179,132
Consumer Staples–5.1%		
BJ's Wholesale Club	30,150 b	999,774
Longs Drug Stores	25,660	1,274,532
Ralcorp Holdings	23,200 b	1,295,024
		3,569,330
Energy–5.1%		
Cabot Oil & Gas	12,090	425,085
CARBO Ceramics	15,610	791,896
Oil States International	11,960 b	577,668
Penn Virginia	21,740	956,125
Unit	17,260 b	835,384
		3,586,158
Financial–20.3%		
Alexandria Real Estate Equities	6,380	614,139
American Financial Realty Trust	49,490	398,395
Aspen Insurance Holdings	17,900	499,589

Common Stocks (continued)	Shares	Value ($)
Financial (continued)		
Assured Guaranty	22,070	599,642
City National/Beverly Hills, CA	11,700	813,267
Conseco	52,910 a,b	846,560
Cullen/Frost Bankers	17,080	856,050
First Horizon National	12,700	338,582
FirstMerit	25,400 a	501,904
Fulton Financial	57,800	831,164
Hanover Insurance Group	12,120	535,583
Health Care REIT	17,110 a	756,946
Jones Lang LaSalle	3,470	356,577
LaSalle Hotel Properties	8,730 a	367,358
Lexington Realty Trust	24,900 a	498,249
Philadelphia Consolidated Holding	17,800 b	735,852
Piper Jaffray Cos.	11,600 a,b	621,760
Protective Life	14,360	609,438
Raymond James Financial	18,960	622,836
Redwood Trust	17,600 a	584,672
Security Capital Assurance	25,700	586,988
Strategic Hotels & Resorts	21,400	440,626
Washington Federal	25,200	661,752
Wilmington Trust	16,410	638,349
		14,316,278
Health Care—12.1%		
Charles River Laboratories International	21,310 a,b	1,196,557
Endo Pharmaceuticals Holdings	10,030 b	311,030
HEALTHSOUTH	14,800 b	259,148
Invitrogen	20,610 a,b	1,684,455
LifePoint Hospitals	19,440 a,b	583,394
Magellan Health Services	13,120 b	532,410
MDS	27,330	588,962
Medicines	17,560 a,b	312,744
Pediatrix Medical Group	18,820 b	1,231,204
PerkinElmer	29,230	853,808
Universal Health Services, Cl. B	18,090	984,458
		8,538,170

Common Stocks (continued)	Shares	Value ($)
Industrial−13.1%		
Alliant Techsystems	6,430 a,b	702,799
Brink's	12,910	721,411
Clean Harbors	11,730 b	522,220
Corrections Corp. of America	27,710 b	725,171
Curtiss-Wright	11,200	532,000
Esterline Technologies	10,800 a,b	616,140
Granite Construction	9,390 a	497,858
IKON Office Solutions	52,020 a	668,457
MSC Industrial Direct, Cl. A	13,760	696,118
Shaw Group	24,870 b	1,444,947
Steelcase, Cl. A	44,390 a	798,132
Thomas & Betts	8,500 b	498,440
Waste Connections	26,650 b	846,404
		9,270,097
Information Technology−17.4%		
Aspen Technology	13,400 b	191,888
Avid Technology	16,000 b	433,280
Brocade Communications Systems	71,800 b	614,608
Comtech Telecommunications	8,970 a,b	479,805
CSG Systems International	25,200 b	535,500
Cymer	7,300 a,b	280,247
Electronics for Imaging	25,200 b	676,872
Emulex	32,960 b	631,843
Fair Isaac	15,020 a	542,372
FEI	6,400 a,b	201,152
Foundry Networks	28,460 b	505,734
Hewitt Associates, Cl. A	16,200 b	567,810
Ingram Micro, Cl. A	39,270 b	770,085
Integrated Device Technology	38,390 a,b	594,277
Microsemi	27,400 b	763,912
MKS Instruments	14,200 a,b	270,084
NETGEAR	18,940 a,b	576,155
Parametric Technology	28,200 b	491,244
Perot Systems, Cl. A	17,230 a,b	291,359
Powerwave Technologies	84,400 a,b	519,904

Common Stocks (continued)	Shares	Value ($)
Information Technology (continued)		
Semtech	25,400 b	520,192
SRA International, Cl. A	21,590 a,b	606,247
Sybase	28,280 b	654,116
Teradyne	40,480 a,b	558,624
		12,277,310
Materials—4.1%		
Cytec Industries	9,350	639,447
FMC	22,480	1,169,410
International Flavors & Fragrances	7,040 a	372,134
Reliance Steel & Aluminum	13,030	736,716
		2,917,707
Utilities—6.7%		
AGL Resources	19,530	773,779
Atmos Energy	24,510	694,123
Black Hills	13,600 a	557,872
Cincinnati Bell	138,170 a,b	682,560
Hawaiian Electric Industries	23,150	502,587
PNM Resources	31,480	732,854
Portland General Electric	12,800	355,840
UGI	15,090	392,038
		4,691,653
Total Common Stocks		
(cost $67,114,151)		**70,345,835**

Other Investment—1.7%

Registered Investment Company;

Dreyfus Institutional Preferred Plus Money Market Fund (cost $1,212,000)	1,212,000 c	**1,212,000**

Investment of Cash Collateral for Securities Loaned—17.1%	Shares	Value ($)
Registered Investment Company;		

Dreyfus Institutional Cash
  Advantage Fund
  (cost $12,024,454)
	12,024,454 c	**12,024,454**

Total Investments (cost $80,350,605)	**118.6%**	**83,582,289**
Liabilities, Less Cash and Receivables	**(18.6%)**	**(13,128,571)**
Net Assets	**100.0%**	**70,453,718**

a *All or a portion of these securities are on loan. At September 30, 2007, the total market value of the fund's securities on loan is $11,481,036 and the total market value of the collateral held by the fund is $12,024,454.*
b *Non-income producing security.*
c *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited)[†]

	Value (%)		Value (%)
Financial	20.3	Utilities	6.7
Money Market Investments	18.8	Consumer Staples	5.1
Information Technology	17.4	Energy	5.1
Consumer Discretionary	15.9	Materials	4.1
Industrial	13.1		
Health Care	12.1		**118.6**

† *Based on net assets.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

September 30, 2007

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan, valued at $11,481,036)–Note 1(b):		
Unaffiliated issuers	67,114,151	70,345,835
Affiliated issuers	13,236,454	13,236,454
Receivable for investment securities sold		997,813
Receivable for shares of Beneficial Interest subscribed		147,674
Dividends and interest receivable		82,639
Prepaid expenses		21,692
		84,832,107
Liabilities ($):		
Due to The Boston Company Asset Management, LLC and affiliates–Note 3(c)		62,409
Due to Administrator–Note 3(a)		5,761
Cash overdraft due to Custodian		26,078
Liability for securities on loan–Note 1(b)		12,024,454
Payable for investment securities purchased		2,058,662
Payable for shares of Beneficial Interest redeemed		140,345
Accrued expenses		60,680
		14,378,389
Net Assets ($)		**70,453,718**
Composition of Net Assets ($):		
Paid-in capital		62,134,722
Accumulated undistributed investment income–net		26,589
Accumulated net realized gain (loss) on investments		4,410,932
Accumulated net unrealized appreciation (depreciation) on investments		3,881,475
Net Assets ($)		**70,453,718**

Net Asset Value Per Share

	Class A	Class B	Class C	Class I	Class T
Net Assets ($)	41,784,267	2,739,700	9,712,650	15,701,495	515,606
Shares Outstanding	1,280,344	87,221	309,223	475,328	16,049
Net Asset Value Per Share ($)	**32.64**	**31.41**	**31.41**	**33.03**	**32.13**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended September 30, 2007

Investment Income ($):	
Income:	
Cash dividends:	
Unaffiliated issuers	150,308
Affiliated issuers	10,068
Income from securities lending	5,717
Net investment income allocated from Portfolio:	
Cash dividends:	
Unaffiliated issuers	777,599
Affiliated issuers	171,452
Interest and securities lending income	22,017
Expenses	(529,895)
Total Income	**607,266**
Expenses:	
Investment advisory fee–Note 3(a)	92,846
Administration fees–Note 3(a)	75,352
Shareholder servicing costs–Note 3(c)	243,904
Distribution fees–Note 3(b)	109,264
Registration fees	55,635
Professional fees	42,965
Prospectus and shareholders' reports	31,441
Trustees' fees and expenses–Note 3(d)	9,096
Custodian fees–Note 3(c)	3,320
Miscellaneous	13,546
Total Expenses	**677,369**
Less–reduction in expenses due to undertaking–Note 3(a)	(22,155)
Less–reimbursement of fund operating expenses–Note 3(a)	(12,819)
Net Expenses	**642,395**
Investment (Loss)–Net	**(35,129)**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	(1,298,517)
Net realized gain (loss) on investments allocated from Portfolio	6,858,807
Net Realized Gain (Loss)	**5,560,290**
Net unrealized appreciation (depreciation) on investments	2,579,991
Net unrealized appreciation (depreciation) on investments allocated from Portfolio	(967,918)
Net Unrealized Appreciation (Depreciation)	**1,612,073**
Net Realized and Unrealized Gain (Loss) on Investments	**7,172,363**
Net Increase in Net Assets Resulting from Operations	**7,137,234**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended September 30,	
	2007a	2006
Operations ($):		
Investment (loss)–net	(35,129)	(44,027)
Net realized gain (loss) on investments	5,560,290	2,447,427
Net unrealized appreciation (depreciation) on investments	1,612,073	1,613,790
Net Increase (Decrease) in Net Assets Resulting from Operations	**7,137,234**	**4,017,190**
Dividends to Shareholders from ($):		
Net realized gain on investments:		
Class A shares	(1,202,550)	(337,127)
Class B shares	(94,908)	(48,840)
Class C shares	(322,498)	(105,287)
Class I shares	(420,127)	(284,352)
Class T shares	(13,372)	(7,114)
Total Dividends	**(2,053,455)**	**(782,720)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Class A shares	10,322,217	30,264,976
Class B shares	181,063	1,804,953
Class C shares	901,100	7,934,977
Class I shares	4,039,483	3,449,880
Class T shares	174,639	242,417
Dividends reinvested:		
Class A shares	1,020,389	267,559
Class B shares	76,716	41,106
Class C shares	153,155	52,196
Class I shares	420,111	284,352
Class T shares	6,169	3,933

	Year Ended September 30,	
	2007[a]	2006
Beneficial Interest Transactions ($) (continued):		
Cost of shares redeemed:		
Class A shares	(13,548,675)	(3,657,971)
Class B shares	(880,898)	(602,014)
Class C shares	(3,115,187)	(976,840)
Class I shares	(4,219,910)	(3,085,957)
Class T shares	(151,404)	(86,167)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(4,621,032)**	**35,937,400**
Total Increase (Decrease) in Net Assets	**462,747**	**39,171,870**
Net Assets ($):		
Beginning of Period	69,990,971	30,819,101
End of Period	**70,453,718**	**69,990,971**
Undistributed investment income—net	26,589	–

	Year Ended September 30,	
	2007[a]	2006
Capital Share Transactions:		
Class A[b]		
Shares sold	315,452	1,008,279
Shares issued for dividends reinvested	31,689	9,772
Shares redeemed	(411,832)	(123,674)
Net Increase (Decrease) in Shares Outstanding	**(64,691)**	**894,377**
Class B[b]		
Shares sold	5,725	61,737
Shares issued for dividends reinvested	2,458	1,536
Shares redeemed	(27,438)	(20,994)
Net Increase (Decrease) in Shares Outstanding	**(19,255)**	**42,279**
Class C		
Shares sold	28,896	271,117
Shares issued for dividends reinvested	4,912	1,951
Shares redeemed	(97,592)	(33,999)
Net Increase (Decrease) in Shares Outstanding	**(63,784)**	**239,069**
Class I		
Shares sold	122,591	115,641
Shares issued for dividends reinvested	12,919	10,310
Shares redeemed	(126,205)	(107,891)
Net Increase (Decrease) in Shares Outstanding	**9,305**	**18,060**
Class T		
Shares sold	5,495	8,148
Shares issued for dividends reinvested	194	145
Shares redeemed	(4,525)	(2,910)
Net Increase (Decrease) in Shares Outstanding	**1,164**	**5,383**

[a] *Effective June 1, 2007, the fund redesignated Class R shares to Class I shares.*
[b] *During the period ended September 30, 2007, 5,692 Class B shares representing $180,972 were automatically converted to 5,501 Class A shares and during the period ended September 30, 2006, 4,984 Class B shares representing $143,888 were automatically converted to 4,860 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

			Year Ended September 30,		
Class A Shares	2007	2006	2005	2004	2003[a]
Per Share Data ($):					
Net asset value, beginning of period	30.49	27.89	23.32	18.48	14.00
Investment Operations:					
Investment income (loss)−net[b]	.02	.00[c]	(.07)	(.08)	(.05)
Net realized and unrealized gain (loss) on investments	3.02	3.31	4.64	5.38	4.53
Total from Investment Operations	3.04	3.31	4.57	5.30	4.48
Distributions:					
Dividends from net realized gain on investments	(.89)	(.71)	(.00)[c]	(.46)	–
Net asset value, end of period	32.64	30.49	27.89	23.32	18.48
Total Return (%)[d]	10.00	12.15	19.60	29.07	32.00[e]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets[f]	1.50	1.60	2.30	6.56	121.07[e]
Ratio of net expenses to average net assets[f]	1.45	1.35	1.35	1.34	.89[e]
Ratio of net investment income (loss) to average net assets[f]	.06	.01	(.26)	(.37)	(.29)[e]
Portfolio Turnover Rate	66.82[e,g]	–	–	–	–
Net Assets, end of period ($ x 1,000)	41,784	41,006	12,568	3,636	146

[a] *From February 1, 2003 (commencement of operations) to September 30, 2003.*
[b] *Based on average shares outstanding at each month end.*
[c] *Amount represents less than $.01 per share.*
[d] *Exclusive of sales charge.*
[e] *Not annualized.*
[f] *For the period from October 1, 2006 to July 31, 2007 and for the fiscal years ended September 30, 2003-2006, the ratios include the fund's share of The Boston Company Small Cap Value Portfolio's (the "Portfolio") allocated expenses.*
[g] *For the period from October 1, 2006 to July 31, 2007, the fund invested exclusively in the Portfolio under a master/feeder organizational structure that was terminated on August 1, 2007. On that date, the fund withdrew entirely from the Portfolio and received the Portfolio's securities and cash in exchange for its interest in the Portfolio. Effective August 1, 2007, the fund began investing directly in the securities in which the Portfolio had invested. Portfolio turnover represents investment activity of the fund.*
See notes to financial statements.

Class B Shares	Year Ended September 30,				
	2007	2006	2005	2004	2003[a]
Per Share Data ($):					
Net asset value, beginning of period	29.63	27.32	23.01	18.39	14.00
Investment Operations:					
Investment (loss)–net[b]	(.26)	(.22)	(.27)	(.22)	(.13)
Net realized and unrealized gain (loss) on investments	2.93	3.24	4.58	5.30	4.52
Total from Investment Operations	2.67	3.02	4.31	5.08	4.39
Distributions:					
Dividends from net realized gain on investments	(.89)	(.71)	(.00)[c]	(.46)	–
Net asset value, end of period	31.41	29.63	27.32	23.01	18.39
Total Return (%)[d]	9.05	11.33	18.74	27.99	31.36[e]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets[f]	2.41	2.46	3.22	7.31	121.56[e]
Ratio of net expenses to average net assets[f]	2.34	2.10	2.10	2.09	1.39[e]
Ratio of net investment (loss) to average net assets[f]	(.83)	(.77)	(1.03)	(1.12)	(.79)[e]
Portfolio Turnover Rate	66.82[e,g]	–	–	–	–
Net Assets, end of period ($ x 1,000)	2,740	3,155	1,754	851	48

[a] From February 1, 2003 (commencement of operations) to September 30, 2003.

[b] Based on average shares outstanding at each month end.

[c] Amount represents less than $.01 per share.

[d] Exclusive of sales charge.

[e] Not annualized.

[f] For the period from October 1, 2006 to July 31, 2007 and for the fiscal years ended September 30, 2003-2006, the ratios include the fund's share of The Boston Company Small Cap Value Portfolio's (the "Portfolio") allocated expenses.

[g] For the period from October 1, 2006 to July 31, 2007, the fund invested exclusively in the Portfolio under a master/feeder organizational structure that was terminated on August 1, 2007. On that date, the fund withdrew entirely from the Portfolio and received the Portfolio's securities and cash in exchange for its interest in the Portfolio. Effective August 1, 2007, the fund began investing directly in the securities in which the Portfolio had invested. Portfolio turnover represents investment activity of the fund.

See notes to financial statements.

Class C Shares	Year Ended September 30,				
	2007	2006	2005	2004	2003[a]
Per Share Data ($):					
Net asset value, beginning of period	29.60	27.32	23.02	18.39	14.00
Investment Operations:					
Investment (loss)–net[b]	(.24)	(.21)	(.28)	(.22)	(.13)
Net realized and unrealized gain (loss) on investments	2.94	3.20	4.58	5.31	4.52
Total from Investment Operations	2.70	2.99	4.30	5.09	4.39
Distributions:					
Dividends from net realized gain on investments	(.89)	(.71)	(.00)[c]	(.46)	–
Net asset value, end of period	31.41	29.60	27.32	23.02	18.39
Total Return (%)[d]	9.13	11.26	18.68	28.05	31.36[e]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets[f]	2.29	2.46	3.15	7.31	121.56[e]
Ratio of net expenses to average net assets[f]	2.25	2.10	2.10	2.09	1.38[e]
Ratio of net investment (loss) to average net assets[f]	(.74)	(.75)	(1.03)	(1.12)	(.79)[e]
Portfolio Turnover Rate	66.82[e,g]	–	–	–	–
Net Assets, end of period ($ x 1,000)	9,713	11,042	3,659	690	48

[a] From February 1, 2003 (commencement of operations) to September 30, 2003.

[b] Based on average shares outstanding at each month end.

[c] Amount represents less than $.01 per share.

[d] Exclusive of sales charge.

[e] Not annualized.

[f] For the period from October 1, 2006 to July 31, 2007 and for the fiscal years ended September 30, 2003-2006, the ratios include the fund's share of The Boston Company Small Cap Value Portfolio's (the "Portfolio") allocated expenses.

[g] For the period from October 1, 2006 to July 31, 2007, the fund invested exclusively in the Portfolio under a master/feeder organizational structure that was terminated on August 1, 2007. On that date, the fund withdrew entirely from the Portfolio and received the Portfolio's securities and cash in exchange for its interest in the Portfolio. Effective August 1, 2007, the fund began investing directly in the securities in which the Portfolio had invested. Portfolio turnover represents investment activity of the fund.

See notes to financial statements.

Class I Shares	Year Ended September 30,				
	2007[a]	2006	2005	2004	2003[b]
Per Share Data ($):					
Net asset value, beginning of period	30.77	28.07	23.42	18.52	14.00
Investment Operations:					
Investment income (loss)−net[c]	.11	.06	.07	(.03)	(.02)
Net realized and unrealized gain (loss) on investments	3.04	3.35	4.58	5.39	4.54
Total from Investment Operations	3.15	3.41	4.65	5.36	4.52
Distributions:					
Dividends from net realized gain on investments	(.89)	(.71)	(.00)[d]	(.46)	–
Net asset value, end of period	33.03	30.77	28.07	23.42	18.52
Total Return (%)	10.27	12.43	19.86	29.33	32.22[e]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets[f]	1.22	1.35	1.97	6.31	120.90[e]
Ratio of net expenses to average net assets[f]	1.19	1.10	1.10	1.09	.73[e]
Ratio of net investment income (loss) to average net assets[f]	.32	.21	.24	(.12)	(.13)[e]
Portfolio Turnover Rate	66.82[e,g]	–	–	–	–
Net Assets, end of period ($ x 1,000)	15,701	14,339	12,575	14	8

[a] *Effective June 1, 2007, the fund redesignated Class R shares to Class I shares.*
[b] *From February 1, 2003 (commencement of operations) to September 30, 2003.*
[c] *Based on average shares outstanding at each month end.*
[d] *Amount represents less than $.01 per share.*
[e] *Not annualized.*
[f] *For the period from October 1, 2006 to July 31, 2007 and for the fiscal years ended September 30, 2003-2006, the ratios include the fund's share of The Boston Company Small Cap Value Portfolio's (the "Portfolio") allocated expenses.*
[g] *For the period from October 1, 2006 to July 31, 2007, the fund invested exclusively in the Portfolio under a master/feeder organizational structure that was terminated on August 1, 2007. On that date, the fund withdrew entirely from the Portfolio and received the Portfolio's securities and cash in exchange for its interest in the Portfolio. Effective August 1, 2007, the fund began investing directly in the securities in which the Portfolio had invested. Portfolio turnover represents investment activity of the fund.*

See notes to financial statements.

Class T Shares	Year Ended September 30,				
	2007	2006	2005	2004	2003[a]
Per Share Data ($):					
Net asset value, beginning of period	30.17	27.67	23.21	18.45	14.00
Investment Operations:					
Investment (loss)–net[b]	(.14)	(.08)	(.14)	(.13)	(.07)
Net realized and unrealized gain (loss) on investments	2.99	3.29	4.60	5.35	4.52
Total from Investment Operations	2.85	3.21	4.46	5.22	4.45
Distributions:					
Dividends from net realized gain on investments	(.89)	(.71)	(.00)[c]	(.46)	–
Net asset value, end of period	32.13	30.17	27.67	23.21	18.45
Total Return (%)[d]	9.47	11.88	19.22	28.67	31.79[e]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets[f]	2.07	2.46	2.86	6.81	121.24[e]
Ratio of net expenses to average net assets[f]	1.93	1.60	1.60	1.59	1.06[e]
Ratio of net investment (loss) to average net assets[f]	(.42)	(.26)	(.53)	(.62)	(.46)[e]
Portfolio Turnover Rate	66.82[e,g]	–	–	–	–
Net Assets, end of period ($ x 1,000)	516	449	264	64	8

[a] From February 1, 2003 (commencement of operations) to September 30, 2003.

[b] Based on average shares outstanding at each month end.

[c] Amount represents less than $.01 per share.

[d] Exclusive of sales charge.

[e] Not annualized.

[f] For the period from October 1, 2006 to July 31, 2007 and for the fiscal years ended September 30, 2003-2006, the ratios include the fund's share of The Boston Company Small Cap Value Portfolio's (the "Portfolio") allocated expenses.

[g] For the period from October 1, 2006 to July 31, 2007, the fund invested exclusively in the Portfolio under a master/feeder organizational structure that was terminated on August 1, 2007. On that date, the fund withdrew entirely from the Portfolio and received the Portfolio's securities and cash in exchange for its interest in the Portfolio. Effective August 1, 2007, the fund began investing directly in the securities in which the Portfolio had invested. Portfolio turnover represents investment activity of the fund.

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1—Significant Accounting Policies:

Dreyfus Premier Small Cap Equity Fund (the "fund") is a separate diversified series of Dreyfus Premier Stock Funds (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering three series. The investment objective seeks long-term growth of capital. The Boston Company Asset Management, LLC ("TBCAM") serves as the fund's investment adviser. The Dreyfus Corporation (the "Administrator" or "Dreyfus"), an affiliate of TBCAM, serves as the fund's Administrator.

On July 1, 2007, Mellon Financial Corporation ("Mellon Financial") and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation ("BNY Mellon"). As part of this transaction, Dreyfus became a wholly-owned subsidiary of BNY Mellon.

On May 8, 2007, the Board of Trustees approved a series of proposals related to terminating the fund's master/feeder structure, and converting the fund to a stand-alone fund. Prior to August 1, 2007, the fund had invested substantially all of its investable assets in The Boston Company Small Cap Value Portfolio (the "Portfolio"), a subtrust of the Mellon Institutional Funds Master Portfolio, a New York trust. The Portfolio had investment objectives, policies and limitations substantially identical to those of the fund. On August 1, 2007, the fund received net assets with a value of $70,142,899, which included net unrealized appreciation of $651,693 which represents the differential in the fund's cost basis of the Portfolio and the fund's cost basis of the securities received in connection with the tax-free exchange and is included in the Paid-in-Capital in the Statement of Assets and Liabilities. Effective August 1, 2007, the fund invests directly in portfolio securities and no longer operates as a "feeder fund" in its former master/feeder structure. Also, on August 1, 2007, the fund re-opened to new investors. The Board of Trustees also approved a new investment advisory agreement with TBCAM and a new administration agreement with Dreyfus, effective on August 1, 2007, at the same fee levels as the prior agreements.

The fund's Board of Trustees approved the redesignation of the fund's Class R shares as Class I shares, effective June 1, 2007. The description of the eligibility requirements for Class I shares remains the same as it was for Class R shares.

MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of Dreyfus, is the distributor of the fund's shares. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Class A, Class B, Class C, Class I and Class T. Class A and Class T shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. The fund no longer offers Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Class I shares are sold at net asset value per share only to institutional investors. Other differences between the classes include the services offered to and the expenses borne by each class, the allocation of certain transfer agency costs and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Registered open-end investment companies that are not traded on an exchange are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Trustees. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Trustees, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years.

Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits, if any, as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of Dreyfus, the fund may lend securities to qualified institutions. It is the fund's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Cash collateral is invested in certain money market mutual funds managed by Dreyfus. The fund is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(c) Affiliated issuers: Investments in other investment companies advised by Dreyfus are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, if any, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

At September 30, 2007, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $368,768, undistributed capital gains $4,162,554 and unrealized appreciation $3,137,883.

The tax characters of distributions paid to shareholders during the fiscal periods ended September 30, 2007 and September 30, 2006 were as follows: ordinary income $966,468 and $90,662 and long-term capital gains $1,086,987 and $692,058, respectively.

During the period ended September 30, 2007, as a result of permanent book to tax differences, primarily due to the tax treatment for real estate investment trusts and tax allocation adjustments related to a master/feeder structure through July 31, 2007, the fund increased accumulated undistributed investment income-net by $61,718, decreased accumulated net realized gain (loss) on investments by $526,659 and increased paid-in capital by $464,941. Net assets and net asset value per share were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended September 30, 2007, the fund did not borrow under the Facility.

NOTE 3—Investment Advisory Fee, Administration Fee and Other Transactions With Affiliates:

(a) Pursuant to a investment advisory agreement with TBCAM, the investment advisory fee is computed at the annual rate of .80% of the value of the fund's average daily net assets and is payable monthly. From the period October 1, 2006 to July 31, 2007, the investment advisory fee was paid at the Portfolio level and the fund was allocated $509,488 of investment advisory fees which is included in Expenses Allocated from Portfolio in the Statement of Operations. From the period August 1, 2007 to September 30, 2007, the fund paid $92,846 for investment advisory fees.

Effective August 1, 2007, Dreyfus and TBCAM have contractually agreed, with respect to each class of fund shares, to assume the expenses of the class so that such expenses do not exceed the annual rates of expenses of 1.39% for Class A, 2.24% for Class B, 2.22% for Class C, 1.16% for Class I and 2.02% for Class T, until the fiscal year end following such time as the expenses are equal to or less than such annual rate for each class. The reduction in expenses, pursuant to the undertaking, amounted to $22,155 during the period ended September 30, 2007.

Dreyfus had contractually agreed to waive receipt of its fees and/or assume the expenses of the Portfolio until November 30, 2006, so that fund expenses (excluding Rule 12b-1 distribution plan fees, shareholder service plan fees, taxes, interest, brokerage commissions and extraordinary expenses) do not exceed 1.10% of average net assets. Pursuant to this expense limitation, for the period ended November 30, 2006, Dreyfus voluntarily reimbursed the fund in the amount of $12,819 for its operating expenses.

The fund compensate Dreyfus under an agreement for providing personnel and facilities to perform accounting and administration services for the fund at an annual rate of .10% of the value of the fund's average daily net assets. During the period ended September 30, 2007, the fund was charged $75,352 pursuant to an administrative service fee agreement.

During the period ended September 30, 2007, the Distributor retained $3,911 and $5 from commissions earned on sales of the fund's Class A and Class T shares, respectively, and $10,497 and $2,042 from CDSC on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B, Class C and Class T shares pay the Distributor for distributing their shares at an annual rate of .75% of the value of the average daily net assets of Class B and Class C shares, respectively, and .25% of the value of the average daily net assets of Class T shares. During the period ended September 30, 2007, Class B, Class C and Class T shares were charged $24,310, $83,663 and $1,291, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay the Distributor at the annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended September 30, 2007, Class A, Class B, Class C and Class T shares were charged $110,406, $8,103, $27,888 and $1,291, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of Dreyfus, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended September 30, 2007, the fund was charged $31,596 pursuant to the transfer agency agreement.

The fund compensates Mellon Bank, N.A., an affiliate of Dreyfus, under a custody agreement for providing custodial services for the fund. During the period ended September 30, 2007, the fund was charged $3,320 pursuant to the custody agreement.

During the period ended September 30, 2007, the fund was charged $4,579 for services performed by the Chief Compliance Officer.

The components of "Due to TBCAM and affiliates" in the Statement of Assets and Liabilities consist of: investment advisory fees $46,087, Rule 12b-1 distribution plan fees $7,819, shareholder services plan fees $11,245, custodian fees $3,320, chief compliance officer fees $2,411 and transfer agency per account fees $4,346, which are offset against an expense reimbursement currently in effect in the amount of $12,819.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended September 30, 2007, amounted to $114,222,831 and $45,810,163, respectively.

At September 30, 2007, the cost of investments for federal income tax purposes was $80,444,406; accordingly, accumulated net unrealized appreciation on investments was $3,137,883, consisting of $5,502,678 gross unrealized appreciation and $2,364,795 gross unrealized depreciation.

NOTE 5—Change in Independent Registered Public Accounting Firm:

PricewaterhouseCoopers LLP ("PWC"), 300 Madison Avenue, 28th Floor, New York, New York 10017, an independent registered public accounting firm, was the independent registered public accounting firm for the fund for the fiscal year ended September 30, 2006. At meetings held on May 8, 2007, the Audit Committee and the Board of Trustees of the Company engaged Ernst & Young LLP to replace PWC as the independent registered public accounting firm for the Company, effective upon the completion of services related to the audit of the 2006 financial statements of the Company.

During the Company's past four fiscal years and any subsequent interim period: (i) no report on the Company's financial statements contained an adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles; and (ii) there were no "disagreements" (as such term is used in Item 304 of Regulation S-K) with PWC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of PWC, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees
Dreyfus Premier Small Cap Equity Fund

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Premier Small Cap Equity Fund (one of the funds comprising Dreyfus Premier Stock Funds), as of September 30, 2007, and the related statement of operations, the statement of changes in net assets and financial highlights for the year then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audit. The statement of changes in net assets for the year ended September 30, 2006 and the financial highlights for each of the indicated periods through September 30, 2006, were audited by other auditors whose report dated November 17, 2006, expressed an unqualified opinion on the statement and financial highlights.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities as of September 30, 2007 by correspondence with the custodian and others. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Premier Small Cap Equity Fund at September 30, 2007, and the results of its operations, the changes in its net assets and financial highlights for the year then ended, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

New York, New York
November 27, 2007

IMPORTANT TAX INFORMATION (Unaudited)

For federal tax purposes, the fund hereby designates $.4690 per share as a long-term capital gain distribution and $.4170 per share as a short-term capital gain distribution of the $.8860 per share paid on December 18, 2006. Also the fund hereby designates 99.41% of the ordinary dividends paid during the fiscal year ended September 30, 2007 as qualifying for the corporate dividends received deduction. Also, certain dividends paid by the fund may be subject to a maximum tax rate of 15%, as provided for by the Jobs and Growth Tax Relief Reconciliation Act of 2003. Of the distributions paid during the fiscal year, $872,811 represents the maximum amount that may be considered qualified dividend income. Shareholders will receive notification in January 2008 of the percentage applicable to the preparation of their 2007 income tax returns.

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (63)
Chairman of the Board (2003)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Sunair Services Corporation, a provider of certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 163

——————————

David W. Burke (71)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee.

Other Board Memberships and Affiliations:
• John F. Kennedy Library Foundation, Director

No. of Portfolios for which Board Member Serves: 88

——————————

William Hodding Carter III (72)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Professor of Leadership & Public Policy, University of North Carolina, Chapel Hill (January 1, 2006-present)
• President and Chief Executive Officer of the John S. and James L. Knight Foundation (February 1, 1998-February 1, 2006)

Other Board Memberships and Affiliations:
• The Century Foundation, Emeritus Director
• The Enterprise Corporation of the Delta, Director

No. of Portfolios for which Board Member Serves: 27

——————————

Gordon J. Davis (66)
Board Member (2007)

Principal Occupation During Past 5 Years:
• Partner in the law firm of LeBoeuf, Lamb, Greene & MacRae, LLP
• President, Lincoln Center for the Performing Arts, Inc. (2001)

Other Board Memberships and Affiliations:
• Consolidated Edison, Inc., a utility company, Director
• Phoenix Companies, Inc., a life insurance company, Director
• Board Member/Trustee for several not-for-profit groups

No. of Portfolios for which Board Member Serves: 36

BOARD MEMBERS INFORMATION (Unaudited) *(continued)*

Joni Evans (65)
Board Member (2007)

Principal Occupation During Past 5 Years:
• Principal, Joni Evans Ltd.
• Senior Vice President of the William Morris Agency (2005)

No. of Portfolios for which Board Member Serves: 27

————————

Ehud Houminer (67)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Executive-in-Residence at the Columbia Business School, Columbia University

Other Board Memberships and Affiliations:
• Avnet Inc., an electronics distributor, Director
• International Advisory Board to the MBA Program School of Management, Ben Gurion University, Chairman

No. of Portfolios for which Board Member Serves: 67

————————

Richard C. Leone (67)
Board Member (2003)

Principal Occupation During Past 5 Years:
• President of The Century Foundation (formerly, The Twentieth Century Fund, Inc.), a tax exempt research foundation engaged in the study of economic, foreign policy and domestic issues

Other Board Memberships and Affiliations:
• The American Prospect, Director
• Center for American Progress, Director

No. of Portfolios for which Board Member Serves: 27

————————

Hans C. Mautner (69)
Board Member (2003)

Principal Occupation During Past 5 Years:
• President—International Division and an Advisory Director of Simon Property Group, a real estate investment company (1998-present)
• Director and Vice Chairman of Simon Property Group (1998-2003)
• Chairman and Chief Executive Officer of Simon Global Limited (1999-present)

Other Board Memberships and Affiliations:
• Capital and Regional PLC, a British co-investing real estate asset manager, Director
• Member - Board of Managers of:
  Mezzacappa Long/Short Fund LLC
  Mezzacappa Partners LLC

No. of Portfolios for which Board Member Serves: 27

Robin A. Melvin (44)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Director, Boisi Family Foundation, a private family foundation that supports youth-serving organizations that promote the self sufficiency of youth from disadvantaged circumstances

No. of Portfolios for which Board Member Serves: 27

—————————

Burton N. Wallack (56)
Board Member (2007)

Principal Occupation During Past 5 Years:
• President and co-owner of Wallack Management Company, a real estate management company

No. of Portfolios for which Board Member Serves: 27

—————————

John E. Zuccotti (70)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Chairman of Brookfield Financial Properties, Inc.
• Senior Counsel of Weil, Gotshal & Manges, LLP
• Chairman of the Real Estate Board of New York

Other Board Memberships and Affiliations:
• Emigrant Savings Bank, Director
• Wellpoint, Inc., Director
• Visiting Nurse Service of New York, Director
• Columbia University, Trustee
• Doris Duke Charitable Foundation, Trustee

No. of Portfolios for which Board Member Serves: 27

—————————

Once elected all Board Members serve for an indefinite term, but achieve Emeritus status upon reaching age 80. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

Arnold S. Hiatt, Emeritus Board Member

J. DAVID OFFICER, President since December 2006.

Chief Operating Officer, Vice Chairman and a Director of the Manager, and an officer of 82 investment companies (comprised of 163 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since April 1998.

PHILLIP N. MAISANO, Executive Vice President since July 2007.

Chief Investment Officer, Vice Chair and a director of the Manager, and an officer of 82 investment companies (comprised of 163 portfolios) managed by the Manager. Mr. Maisano also is an officer and/or Board member of certain other investment management subsidiaries of The Bank of New York Mellon Corporation, each of which is an affiliate of the Manager. He is 60 years old and has been an employee of the Manager since November 2006. Prior to joining the Manager, Mr. Maisano served as Chairman and Chief Executive Officer of EACM Advisors, an affiliate of the Manager, since August 2004, and served as Chief Executive Officer of Evaluation Associates, a leading institutional investment consulting firm, from 1988 until 2004.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 180 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 83 investment companies (comprised of 180 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 180 portfolios) managed by the Manager. She is 51 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 180 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 180 portfolios) managed by the Manager. She is 44 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 180 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 180 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 180 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 83 investment companies (comprised of 180 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since April 1985.

ROBERT ROBOL, Assistant Treasurer since August 2003.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 83 investment companies (comprised of 180 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since October 1988.

ROBERT SALVIOLO, Assistant Treasurer since May 2007.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 83 investment companies (comprised of 180 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since June 1989.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 83 investment companies (comprised of 180 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 83 investment companies (comprised of 180 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (83 investment companies, comprised of 180 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 50 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 79 investment companies (comprised of 176 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

**Dreyfus Premier
Small Cap Equity Fund**
200 Park Avenue
New York, NY 10166

Investment Adviser
The Boston Company
Asset Management, LLC
Mellon Financial Center
One Boston Place
Boston, MA 02108

Administrator
The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian
Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbols:	Class A: DSEAX	Class B: DSEBX	Class C: DSECX
	Class I: DSERX	Class T: DSETX	

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission (''SEC'') for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2007, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



© 2007 MBSC Securities Corporation

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